

NORTH AMERICAN CONSTRUCTION GROUP LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING AND MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 5, 2021

March 23, 2021

NORTH AMERICAN CONSTRUCTION GROUP LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 5, 2021

NOTICE IS HEREBY GIVEN that the annual and special meeting of holders of voting common shares (the "NACG Shareholders") of North American Construction Group Ltd. (the "Corporation") will be held at the head office of the Corporation at 27287 – 100 Avenue, Acheson, Alberta on the 5th day of May, 2021, at 3:00 p.m. (Mountain Time) (the "Meeting"), for the following purposes:

- to receive the audited comparative consolidated financial statements of the Corporation for the year ended December 31, 2020 and the auditor's report thereon;

- to elect the directors of the Corporation for the ensuing year;

- to consider and, if deemed advisable, approve the advisory resolution to accept the approach to executive compensation disclosed herein;

- to consider, and if appropriate, approve the unallocated options under the Share Option Plan established by the Corporation;

- to reappoint the auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors; and

- to transact such other business as may properly come before the Meeting or any adjournments thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular (the "Circular"). Capitalized terms used in this notice of annual and special meeting and not otherwise defined herein shall have the meanings ascribed to such terms in the Circular.

The Circular and a form of proxy accompany this notice.

NACG Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Circular accompanying this notice. A proxy will not be valid unless it is deposited with our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (ii) by hand delivery to Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Mountain Time), on May 3, 2021 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof.

DATED at Acheson, Alberta, this 23rd day of March, 2021.

**BY ORDER OF THE BOARD OF DIRECTORS OF
NORTH AMERICAN CONSTRUCTION GROUP LTD.**

/S/ Joseph Lambert
_____
President & Chief Executive Officer

Table of Contents

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular") and accompanying form of proxy (the "Proxy") are furnished in connection with the solicitation of proxies by or on behalf of management of North American Construction Group Ltd. (the "Corporation", "NACG", "our" or "we") for use at the annual and special meeting (the "Meeting") of holders of voting common shares of the Corporation (the "NACG Shareholders") to be held at the head office of the Corporation at 27287 – 100 Avenue, Acheson, Alberta on the 5th day of May, 2021, at 3:00 p.m. (Mountain Time), and at any adjournments thereof, for the purposes set forth in the accompanying notice of meeting dated March 23, 2021 (the "Notice of Meeting").

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular, the Notice of Meeting and Proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

For the purposes of the Meeting, the Corporation is not: (a) relying on the "notice and access" rules to allow it to make certain proxy-related materials available on the internet rather than mailing such materials directly to registered shareholders and indirectly to non-registered shareholders; or (b) mailing proxy-related materials directly to non-registered shareholders who have not waived the right to receive them. The Corporation intends to pay for "proximate intermediaries" (as defined in National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer*) to send proxy-related materials and Form 54-101F7 – *Request for Voting Instructions Made by Intermediary* to non-registered shareholders who have waived the right to receive them.

The Notice of Meeting, Proxy and this Circular will be mailed to NACG Shareholders commencing on or about April 7, 2021. In this Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

No person has been authorized by the Corporation to give any information or make any representations in connection with the matters contained herein other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation.

This Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

RECORD DATE

The record date (the "Record Date") for determining which NACG Shareholders shall be entitled to receive notice of and to vote at the Meeting is March 25, 2021. Only NACG Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date such shareholder of record transfers its shares and the transferee (the "Transferee"), upon establishing that the Transferee owns such shares, requests in writing at least 10 days prior to the Meeting or any adjournments thereof that the Transferee may have his, her or its name included on the list of NACG Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, together with a copy to the Secretary of the Corporation at 27287 – 100 Avenue, Acheson, Alberta, T7X 6H8.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Corporation's transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are representatives of management of NACG. **Every NACG Shareholder has the right to appoint a person or company to represent them at the Meeting other than the persons named in the accompanying Proxy. A NACG Shareholder desiring to appoint some other person (who need not be a shareholder of NACG) to represent him, her or it at the Meeting, may do so either by striking out the printed names and inserting the desired person's name in the blank space** provided in the Proxy or by completing another proper proxy and, in either case, delivering the completed proxy to our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (ii) by hand delivery to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Mountain Time), on May 3, 2021 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof. A Proxy must be signed by a NACG Shareholder or its attorney duly authorized in writing or, if a NACG Shareholder is a corporation, by a duly authorized officer, attorney or other authorized signatory of the NACG Shareholder. If a proxy is given by joint shareholders, it must be executed by all such joint shareholders.

VOTING OF PROXIES

If a Proxy is completed, signed and delivered to the Corporation in the manner specified above, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the NACG Shareholder appointing them, on any show of hands or any ballot that may be called for and, if the NACG Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote in accordance with the specification so made. **In the absence of such specification, or if the specification is not certain, the shares represented by such Proxy will be voted in favour of the matters to be acted upon as specified in the Notice of Meeting.**

A Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Circular, the Board of Directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if amendments, variations or other matters should properly arise before the Meeting, the Proxy will be voted on such amendments, variations and other matters in accordance with the best judgment of the person or persons voting such Proxy.

REVOCABILITY OF PROXY

Any NACG Shareholder returning an enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the NACG Shareholder or by his, her or its attorney authorized in writing or, if the NACG Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation to the attention of the Secretary of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting, prior to the commencement of the Meeting. A NACG Shareholder attending the Meeting has the right to vote in person and, if he, she or it does so, his, her or its proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many NACG Shareholders, as a substantial number of NACG Shareholders do not hold voting common shares of the Corporation ("NACG Common Shares") in their own name, and thus are considered non-registered shareholders. NACG Shareholders who do not hold their NACG Common Shares in their own name ("Beneficial Shareholders") should note that only Proxies deposited by NACG Shareholders whose names appear on the records of the Corporation as the registered holders of NACG Common Shares can be recognized and acted upon at the Meeting. If NACG Common Shares are listed in an account statement provided to a NACG Shareholder by a broker, then, in almost all cases, those NACG Common Shares will not be registered in the NACG Shareholder's name on the records of the Corporation. Such NACG Common Shares will more likely be registered under the name of the NACG Shareholder's broker or an agent of that broker or another similar entity (called an "Intermediary"). NACG Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting NACG Common Shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their NACG Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. **Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their NACG Common Shares are voted at the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting NACG Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the NACG Common Shares in that capacity. **Beneficial Shareholders who wish to attend the Meeting and indirectly vote their NACG Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.**

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "US Exchange Act"), by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements may be different than those applicable to proxy statements subject to Section 14(a) of the US Exchange Act.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation's authorized capital consists of an unlimited number of NACG Common Shares and an unlimited number of non-voting common shares. None of the Corporation's shares have par value. As at March 15, 2021, there were a total of 29,949,528 NACG Common Shares outstanding and no non-voting common shares outstanding. Each NACG Common Share entitles the holder thereof to one vote in respect of each of the matters to be voted upon at the Meeting. To the knowledge of the Corporation's directors and executive officers, as of March 15, 2021, the following individuals or entities beneficially own, control or direct, directly or indirectly, securities carrying more than 10.0% of the voting rights attached to the NACG Common Shares:

Name of Beneficial Owner	Number of NACG Common Shares	Percentage of Outstanding NACG common shares
Mawer Investment Management Ltd.	4,619,851	15.4%

QUORUM

A quorum for the transaction of business at the Meeting shall consist of at least two persons holding or representing by proxy not less than twenty percent (20%) of the outstanding shares of the Corporation entitled to vote at the meeting.

If a quorum is not present at the opening of the Meeting, the NACG Shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of NACG Shareholders is adjourned by one or more adjournments for an aggregate of more than 29 days and not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form prescribed by applicable law to each NACG Shareholder who is entitled to receive notice of the meeting. Those shareholders present at any duly adjourned meeting shall constitute a quorum.

The Corporation's list of NACG Shareholders as of the Record Date has been used to deliver to NACG Shareholders the Notice of Meeting and this Circular as well as to determine the NACG Shareholders who are eligible to vote.

PRESENTATION OF FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2020, together with the auditor's report thereon, copies of which are contained in the Corporation's annual report, will be presented to the NACG Shareholders at the Meeting. Receipt at the Meeting of the auditor's report and the Corporation's financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

BUSINESS TO BE TRANSACTED AT THE MEETING

1. Election of Directors

The Board of Directors of the Corporation presently consists of eight directors, all of whom have indicated that they wish to stand for re-election. Management proposes to set the total number of directors to be elected at the Meeting at eight.

All of the nominees below are now directors of the Corporation and have been directors since the dates indicated. Management does not contemplate that any of the following nominees will be unable or unwilling to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy will have the right to vote for another nominee at their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

The Board adopted a "Board Policy on Majority Voting for Director Nominees" (the "Policy") on August 8, 2013, which Policy was most recently revised on March 5, 2020. The Policy applies to the election of directors at uncontested shareholder meetings and provides that, with respect to any nominee for the Board, where the total number of shares withheld exceeds the total number of shares voted in favour of the nominee, notwithstanding that such nominee is duly elected as a matter of corporate law, he or she shall forthwith submit his or her immediate resignation to the Board. Upon receipt of such resignation, the Board is required to refer it to the Governance and Sustainability Committee and to promptly accept the resignation unless the Governance and Sustainability Committee advises the Board that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. Absent such extraordinary circumstances, the Board is expected to confirm its acceptance of the resignation within 90 days of its original receipt. In any case, the Board shall issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept it.

The following table and the notes thereto state, as of March 15, 2021, the: (i) name, municipality, province or state of residence and country of residence of each nominee; (ii) the age of each nominee; (iii) the date each nominee first became a director of the Corporation (with the current term of each incumbent nominee expiring as of the holding of the Meeting); (iv) where applicable, the current position of each nominee with the Corporation (other than that of director); (v) the present status of each nominee as an independent or non-independent director; (vi) the committees upon which each nominee presently serves; (vii) the present principal occupation, business or employment of each nominee; (viii) the number of NACG Common Shares, securities and options beneficially owned, or controlled or directed, directly or indirectly, by each nominee; and (ix) the Board and committee meeting attendance record for each nominee in the fiscal year ended December 31, 2020.



Martin R. Ferron
Edmonton, AB, Canada
64 Years Old

Director Since: June 7, 2012

Executive Chairman

Non-Independent Director

Meets share ownership guidelines

Martin R. Ferron is presently the Executive Chair of the Board and was, until December 31, 2020, the Chief Executive Officer of the Corporation. He originally joined the Corporation as President and Chief Executive Officer and as a member of the Board on June 7, 2012. He was appointed Chairman of the Board on October 31, 2017. Previously, Mr. Ferron was Director, President and Chief Executive Officer of Helix Energy Solutions Inc. ("Helix"), a NYSE-listed international energy services company, at which he successfully refocused the company on improved project execution, asset utilization and profit performance. He also transformed Helix through a combination of measured organic growth, acquisitions and divestitures, achieving a compound annual EBITDA growth rate of approximately 38% during his tenure with the company. Prior to joining Helix, Mr. Ferron worked in successively more senior management positions with oil services and construction companies including McDermott Marine Construction, Oceaneering International and Comex Group. He holds a B.Sc. in Civil Engineering from City University, London, a M.Sc. in Marine Technology from Strathclyde University, Glasgow and an MBA from Aberdeen University.

Number of Securities Held[*]

Common Shares	DSUs	Options
2,104,399	211,632	Nil

Committee Membership and Attendance Record

Board	8 of 8

[*] Martin Ferron's securities holdings listed above do not include restricted stock units (RSUs) and performance share units (PSUs), which are discussed in detail in the Compensation Discussion and Analysis section.



Joseph C. Lambert
Edmonton, AB, Canada
56 Years Old

Director Since: January 1, 2021

President & CEO

Non-Independent Director

Meets share ownership guidelines

Joseph C. Lambert became Chief Executive Officer of the Company on January 1, 2021. He had previously been appointed President on October 31, 2017, while also retaining his role as Chief Operating Officer which role he had held since June 1, 2013. Mr. Lambert originally joined us as General Manager of Mining in April 2008 after an extensive career in the mining industry. He was promoted to Vice President, Oil Sands Operations in September of 2010 and accepted the position of Vice President, Operations Support in January 2012. Mr. Lambert has over three decades of North American and Australian experience in mining and heavy civil construction industries as both producer/owner and contract service provider. He holds a B. Sc. In Mining Engineering from the South Dakota School of Mines and Technology, a First Class Mine Manager's Certificate of Competency from the Department of Minerals and Energy Western Australia and competed the Director Education Program through the University of Toronto - Rotman School of Management.

Number of Securities Held[*]

Common Shares	DSUs	Options
222,356	77,546	31,100

Committee Membership and Attendance Record

Not a member of the Board in 2020

[*] Joseph Lambert's securities holdings listed above do not include restricted stock units (RSUs) and performance share units (PSUs), which are discussed in detail in the Compensation Discussion and Analysis section. The number of Options held above represents holdings as of March 15, 2021, while the Options disclosed in the Compensation Discussion and Analysis represents the Options held as of December 31, 2020.



Ronald A. McIntosh

Calgary, AB, Canada

79 Years Old

Director Since: May 20, 2004

Independent Director

Meets Share ownership guidelines

Ronald A. McIntosh served as Chairman of our Board of Directors from May 20, 2004 to October 31, 2017. From January 2004 until August of 2006, Mr. McIntosh was Chairman of NAV Energy Trust, a Calgary-based oil and natural gas investment fund. Between October 2002 and January 2004, he was President and Chief Executive Officer of Navigo Energy Inc. and was instrumental in the conversion of Navigo into NAV Energy Trust. He was Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited from December 2001 to July 2002 and Vice President, Exploration and International of Petro-Canada from April 1996 through November 2001. Mr. McIntosh's significant experience in the energy industry includes the former position of Chief Operating Officer of Amerada Hess Canada. Mr. McIntosh currently also serves as the Chair of the Board of Directors of Advantage Oil & Gas Ltd.

Number of Securities Held

Common Shares	DSUs	Options
122,136	263,183	Nil

Committee Membership and Attendance Record

Board	8 of 8
Audit	4 of 4
Governance and Sustainability	3 of 3
Operations	6 of 6



Bryan D. Pinney
Calgary, AB, Canada
68 Years Old

Director Since: May 13, 2015

Lead Director

Independent Director

Meets Share ownership guidelines

Bryan D. Pinney joined the board of directors on May 13, 2015 and became the Corporation's lead independent director on October 31, 2017. Mr. Pinney has over 30 years of experience serving many of Canada's largest corporations, primarily in energy and resources and construction. Mr. Pinney served as Calgary Managing Partner of Deloitte LLP from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2011, and as Vice Chair until June 2015. Mr. Pinney was a past member of Deloitte's Board of Directors and chair of the Finance and Audit Committee. Prior to joining Deloitte, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002. Mr. Pinney is the past Chair of the Board of Governors of Mount Royal University and has previously served on a number of non-profit boards. He serves on the board of TransAlta Corporation, where he is a member of the audit committee and Chair of the human resources and compensation committee, and on the board of Sundial Growers, Inc., where he is Chair of the audit committee and a member of the governance and compensation committees. He is also a director of a large private residential construction company. He is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration. He is also a graduate of the Canadian Institute of Corporate Directors.

Number of Securities Held

Common Shares	DSUs	Options
40,495	148,998	Nil

Committee Membership and Attendance Record

Board	8 of 8
Audit	4 of 4
Governance and Sustainability	3 of 3
Human Resources and Compensation	6 of 6



John J. Pollesel
Edmonton, AB, Canada
57 Years Old

Director Since: November 23, 2017

Independent Director

On track to meet share ownership guidelines

John J. Pollesel joined our board of directors on November 23, 2017. Mr. Pollesel is currently the Chief Executive Officer of Boreal Agrominerals Inc., a private company that explores for, tests, develops and produces organic approved agromineral fertilizers and soil amendment products. Until November of 2017, Mr. Pollesel was Senior Vice President, Mining for Finning (Canada). Prior to Finning, he was CEO for the Morris Group of Companies. Mr. Pollesel has more than 28 years of experience in the mining industry. He has been a member of several executive teams responsible for operations, engineering/projects, finance/administration, strategic planning and leading organizational transformation. In his previous role as Chief Operating Officer for Vale's North Atlantic Operations, Mr. Pollesel was responsible for one of the largest mining and metallurgical operations in Canada. Prior to Vale, he was the Chief Financial Officer for Compania Minera Antamina in Peru, one of the largest copper/zinc mining and milling operations in the world. He has chaired Finance, Audit, HSE, Compensation and Advisory Committees in addition to holding director positions at Northern Superior Resources, Calico Resources Corporation and numerous not-for-profit organizations. He presently chairs the board of First Cobalt Corporation, which is listed on the TSX-V, OTC exchanges, and serves on the board of Noront Resources Ltd., a TSX-V listed company. He also serves on the audit, governance and EHS committees of Noront and First Cobalt. He holds an Honours BA in Accounting and an MBA from the University of Waterloo and Laurentian University respectively. He is a Chartered Professional Accountant and a Fellow of CPA Ontario.

Number of Securities Held

Common Shares	DSUs	Options
Nil	37,639	Nil

Committee Membership and Attendance Record

Board	8 of 8
Audit	4 of 4
Operations	6 of 6



Maryse C. Saint-Laurent

Calgary, AB, Canada

61 Years Old

Director Since: August 6, 2019

Independent Director

On track to meet share ownership guidelines

Maryse C. Saint-Laurent joined our board of directors on August 6, 2019. Ms. Saint-Laurent is an accomplished executive and corporate director with over 25 years' experience as a business-oriented corporate, transactional and securities lawyer in the energy, electricity and mining sectors. She has led several M&A and financing transactions and has a strong governance background. Ms. Saint-Laurent also possesses several years' experience in human resources, compensation and benefits/pension management. From 2013 to 2015, she was Vice-President Legal and Corporate Secretary for TransAlta Renewables Inc., and from 2011 to 2015, she was also Vice-President Legal and Corporate Secretary for TransAlta Corporation. Ms. Saint-Laurent is a member of the board of the Alberta Securities Commission, Turquoise Hill Resources Ltd. and the Calgary Prostate Cancer Centre. Ms. Saint-Laurent holds a Master of Laws (securities and finance), from York University, Osgoode Hall Law School, a LL.B., BA and Certification in Human Resources from the University of Alberta as well as her ICD.D designation.

Number of Securities Held

Common Shares	DSUs	Options
Nil	11,342	Nil

Committee Membership and Attendance Record

Board	8 of 8
Human Resources and Compensation	6 of 6
Governance and Sustainability	3 of 3



Thomas P. Stan
Calgary, AB, Canada
63 Years Old

Director Since: July 14, 2016

Independent Director

Meets share ownership guidelines

Thomas P. Stan joined our board of directors on July 14, 2016. Mr. Stan has served as a board member on a number of public and private Corporations. Until September of 2019 he was the President and CEO of Corval Energy Ltd., a Calgary, Alberta based oil company focused on exploration and production in Manitoba and Saskatchewan. Previously, Mr. Stan has held positions as Managing Director of Investment Banking at Desjardins Capital Markets and Blackmont Capital Markets, President and CEO of Phoenix Energy Ltd. and Sound Energy Trust, and Chairman and CEO of Total Energy Services Ltd. Mr. Stan began his career at Suncor and spent 16 years at Hess Corporation as Vice President Corporate Planning. After Petro Canada acquired Hess Canada he became Vice President of Corporate Development of Petro Canada. Mr. Stan received his Bachelor of Commerce degree in Finance and Economics from the University of Saskatchewan.

Number of Securities Held

Common Shares	DSUs	Options
Nil	44,711	Nil

Committee Membership and Attendance Record

Board	8 of 8
Human Resources and Compensation	6 of 6
Operations	6 of 6



Kristina E. Williams
Edmonton, AB, Canada
44 Years Old

Director Since: August 6, 2019

Independent Director

On track to meet share ownership guidelines

Kristina E. Williams joined our board of directors on August 6, 2019. Ms. Williams is currently the President and CEO of Alberta Enterprise Corporation, which is responsible for overseeing management of the Alberta Enterprise Fund, a fund established by the government of Alberta in 2009 to attract venture capital to Alberta and to invest in venture capital funds that invest in Alberta technology. The fund currently has twenty investments with an underlying portfolio of more than 200 technology companies. Previously, Ms. Williams held the position of Vice President of Marketing and Sales for Natraceutical Canada Inc. and the position of Administrative Director with Xenerate AB, a Swedish biotechnology company. Ms. Williams was born in Sweden and received a Master of Laws from Uppsala University, where she also served as COO and Vice Chair of the Board of Norrlands Nation, the largest student society at Uppsala. She is currently on the board of governors of the Northern Alberta Institute of Technology (NAIT), serving as chair of the audit and finance committees as well as chair of the NAIT Foundation. She is also on the Alberta Securities Commission New Economy Advisory Committee and serves as Swedish honorary Consul for Edmonton and Northern Alberta. Ms. Williams holds an MBA from the University of Alberta as well as her ICD.D designation.

Number of Securities Held

Common Shares	DSUs	Options
Nil	10,824	Nil

Committee Membership and Attendance Record

Board	8 of 8
Audit	4 of 4
Operations	6 of 6

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Ronald McIntosh was a director of Forteleza Energy Inc. ("Forteleza") formerly known as Alvopetro Inc. ("Alvopetro") from November of 2009 to January of 2016. On March 2, 2011, the Court of Queen's Bench of Alberta granted an order (the "Order") under the *Companies' Creditors Arrangement Act* (Canada) ("CCAA") staying all claims and actions against Forteleza and its assets and allowing Forteleza to prepare a plan of arrangement for its creditors if necessary. Forteleza took such steps in order to enable Forteleza to challenge a reassessment issued by the Canada Revenue Agency ("CRA"). As a result of the reassessment, if Forteleza had not taken any action, it would have been compelled to immediately remit one half of the reassessment to the CRA and Forteleza did not have the necessary liquid funds to remit, although Forteleza had assets in excess of its liabilities with sufficient liquid assets to pay all other liabilities and trade payables.

Forteleza believed that the CRA's position was not sustainable and vigorously disputed the CRA's claim. Forteleza filed a Notice of Objection to the reassessment and on October 20, 2011 announced that its Notice of Objection was successful, CRA having confirmed there were no taxes payable. As the CRA claim had been vacated and no taxes or penalties were owing Forteleza no longer required the protection of the Order under the CCAA and on October 28, 2011 the Order was removed. On March 3, 2011, the TSX suspended trading in the securities of Forteleza due to Forteleza having been granted a stay under the CCAA. In addition, the securities regulatory authorities in Alberta, Ontario and Quebec issued a cease trade order with respect to Forteleza for failure to file its annual financial statements for the year ended December 31, 2010 by March 31, 2011. The delay in filing was due to Forteleza being granted the CCAA order on March 2, 2011 and the resulting additional time required by its auditors to deliver their audit opinion. The required financial statements and other continuous disclosure documents were filed on April 29, 2011 and the cease trade order was subsequently removed. On September 1, 2010 Forteleza closed the sale of substantially all of its oil and gas assets. As a result of the sale Forteleza was delisted from the TSX on March 30, 2011 as it no longer met minimum listing requirements.

John Pollesel is a director of First Cobalt Corporation ("First Cobalt"). First Cobalt announced on June 21, 2017 that it had proposed a friendly merger with Cobalt One Ltd. ("Cobalt One") and CobalTech Mining Inc. ("CobalTech"). At that time, First Cobalt signed letters of intent with each of Cobalt One and CobalTech and requested the TSX Venture Exchange to temporarily halt trading of its shares. The TSX Venture Exchange approved the resumption of trading as of August 28, 2017.

Recommendation of the Board of Directors

The Board of Directors recommends a vote "FOR" the election of each of the above nominees to serve as a director of the Corporation.

Unless a NACG Shareholder otherwise directs, or directs that his or her NACG Common Shares are to be withheld from voting in connection with the election of any particular nominee specified above, the persons named in the enclosed form of Proxy intend to vote "FOR" the election of each of the nominees specified above, such directors to hold office until the next annual meeting or until his or her successor is appointed.

2. Advisory Vote on Executive Compensation

The Corporation's compensation policies and procedures are based on the principle of pay for performance. The Board of Directors believes they align the interests of the Corporation's executive team with the long-term interests of NACG Shareholders. The Board also believes that NACG Shareholders should have the opportunity to fully understand the objectives, philosophy and principles used in its approach to executive compensation decisions and to have an advisory vote on the Board's approach to executive compensation. This non-binding advisory vote, commonly known as "Say-on-Pay", gives each NACG Shareholder an opportunity to either endorse or not endorse the Corporation's approach to its executive pay program and policies through the following resolution:

> "Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders of North American Construction Group Ltd. (the "Corporation") accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2021 annual and special meeting of shareholders of the Corporation."

Approval of the above resolution will require an affirmative vote of a majority of the votes cast at the Meeting.

The purpose of the Say-on-Pay advisory vote is to provide appropriate director accountability to the NACG Shareholders for the Board's compensation decisions by giving NACG Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, for the past, current and future fiscal years. While NACG Shareholders will provide their collective advisory vote, the directors of the Corporation remain fully responsible for their compensation decisions and are not relieved of these responsibilities by a positive advisory vote by NACG Shareholders.

As this is an advisory vote, the results will not be binding on the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with NACG Shareholders on compensation and related matters. The Corporation will disclose the results of the Say-on-Pay vote as a part of its report on voting results for the Meeting.

In the event that a significant number of Shareholders oppose the resolution, the Chairman of the Board, Chair of the Human Resources and Compensation Committee and the Lead Director will oversee a consultation process with NACG Shareholders, particularly those who are known to have voted against it, in order to better understand their concerns. The Human Resources and Compensation Committee will review the Corporation's approach to compensation in the context of those concerns. Shareholders who have voted against the resolution will be encouraged to contact the Lead Director to discuss their specific concerns.

Following the review by the Human Resources and Compensation Committee, the Corporation will disclose to Shareholders a summary of the significant comments relating to compensation received from Shareholders in the process, a description of the process undertaken and a description of any resulting changes to executive compensation or why no changes will be made. The Corporation will provide this disclosure within six months of the Say-on-Pay vote, and no later than in the management information circular for its next annual meeting.

The Board recognizes that Say-on-Pay is an evolving area and will review this policy annually to ensure that it is effective in achieving its objectives.

Recommendation of the Board of Directors

The Board of Directors recommends a vote "FOR" the Corporation's approach to executive compensation as described in the "Compensation Discussion and Analysis" portion of this Circular.

Unless a NACG Shareholder otherwise directs, or directs that his or her NACG Common Shares are to be withheld from voting in connection with the above resolution with respect to approval of the Corporations' approach to executive compensation, the persons named in the enclosed form of Proxy intend to vote for the above resolution with respect to approval of the Corporations' approach to executive compensation.

3. Special Item of Business: Approval of Unallocated Options Under the Share Option Plan

The Corporation's Share Option Plan is described further below under the heading "Outstanding Option-Based Awards". The Share Option Plan provides that the maximum number of NACG Common Shares issuable under the Plan is equal to 10% of the Corporation's issued and outstanding NACG Common Shares. The rules of the Toronto Stock Exchange (the "TSX") provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which do not have a fixed number of securities issuable must be re-approved every three (3) years. Accordingly, at the Meeting, NACG Shareholders will be requested to consider, and if deemed appropriate, to approve, with or without amendment, the reservation of the unallocated options under the Share Option Plan, as specified in the Resolution set forth in Schedule "A".

As of March 15, 2021, the Corporation had 29,949,528 NACG Common Shares outstanding, therefore providing for a current maximum of 2,994,952 NACG Common Shares to be reserved for issuance under the Share Option Plan. As at March 15, 2021, the Corporation had 110,400 options to purchase Common Shares outstanding (or approximately 0.37% of the outstanding NACG Common Shares), leaving unallocated options to purchase an aggregate of 2,884,552 NACG Common Shares (or approximately 9.63% of the outstanding NACG Common Shares) available for future option grants as at that date. Previously allocated options will continue, unaffected, whether or not this resolution is approved by NACG Shareholders. Unallocated options and previously granted options that are cancelled, terminated or exercised subsequent to the Meeting will not, however, be available for grants if this resolution is not approved by shareholders. Approval of the Resolution requires confirmation by a majority of the votes cast at the meeting. The persons named in the accompanying Proxy intend to vote for approval of the Resolution unless instructions to the contrary are given. The adoption of the Resolution requires the favourable vote of a majority of the votes cast thereon at the Meeting.

Recommendation of the Board of Directors

The Board of Directors recommends a vote "FOR" the resolution set out in Schedule "A" of this Information Circular approving the unallocated options under the Corporation's Share Option Plan.

Unless a NACG Shareholder otherwise directs, or directs that his or her NACG Common Shares are to be withheld from voting in connection with approving the resolution set out in Schedule "A" of this Information Circular, the persons named in the enclosed form of Proxy intend to vote for the approval of the Resolution set out in Schedule "A" of this Information Circular approving the unallocated options under the Corporation's Share Option Plan.

4. Appointment of Independent Auditors and Authorization of Directors to Fix Remuneration

At the Meeting, NACG Shareholders will be requested to vote on the re-appointment of KPMG LLP ("KPMG") as the independent auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditor's remuneration. KPMG have been the auditors of the Corporation, or its predecessor NACG Holdings Inc., since October 31, 2003.

Recommendation of the Board of Directors

The Board of Directors recommends a vote "FOR" the re-appointment of KPMG as independent auditors of the Corporation for the fiscal year ending December 31, 2021 and authorizing the Board of Directors to fix the auditor's remuneration.

Unless an NACG Shareholder otherwise directs, or directs that his or her NACG Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of Proxy intend to vote for the re-appointment of KPMG as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

5. Other Matters

Management of the Corporation know of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

COMPENSATION DISCUSSION AND ANALYSIS

2020 Named Executive Officers

The below discussion of executive compensation focuses on the compensation of the following executive team members for the year ended December 31, 2020, who are our "named executive officers" or "NEOs" for purposes of this compensation disclosure:

Named Executive Officer	Position in 2020
Martin R. Ferron [a]	Chairman of the Board & Chief Executive Officer
Joseph C. Lambert [b]	President and Chief Operating Officer
Jason W. Veenstra	Executive Vice President and Chief Financial Officer
Barry W. Palmer [c]	Senior Vice President, Operations
Jordan A. Slator	Vice President and General Counsel

[a] Effective January 1, 2021, Mr. Ferron assumed the role of Executive Chairman and resigned as Chief Executive Officer.

[b] Effective January 1, 2021, Mr. Lambert was appointed to the position of President and Chief Executive Officer and to the Board.

[c] Effective January 1, 2021, Mr. Palmer was appointed to the position of Chief Operating Officer.

Executive Compensation Philosophy

Our executive compensation philosophy is guided by five core principles – alignment with shareholder interests, pay for performance, transparent disclosure, shareholder say on pay and competitive compensation. These fundamental concepts steering our approach to executive compensation were given 94.79% approval by shareholders at the May 2020 AGM:

Alignment with Shareholder Interests	It is in the Corporation's best interest to meet or exceed shareholder expectations and ensure continued access to capital on favorable terms. Accordingly, the pay "at-risk" or variable pay plans (Short-Term Incentive Plan ("STIP") and Long-Term Incentive Plan ("LTIP")) were designed to align the interests of the Corporation's executives with shareholder interests.
Pay for Performance	The Corporation believes that executive compensation should be strongly correlated to the financial and safety performance of the Corporation, and that the executives, as the key decision makers of the Corporation, should be held accountable for that performance. To that end, the Board has adopted the annual STIP, which rewards executives for the achievement of key financial, safety and other individual objectives in the more immediate term, as well as the LTIP, which rewards executives for the overall financial success of the Corporation over the longer term.
Transparent Disclosure	The Corporation is committed to providing transparent disclosure of executive compensation. It is our intent to follow best practices, comply with all regulatory requirements and communicate our executive pay in plain language.
Say on Pay	The Human Resources and Compensation Committee ("HRCC") and the Board review and consider all shareholder feedback related to compensation matters and will continue existing practices regarding shareholder discussion and engagement. The first shareholder vote on "Say on Pay" was conducted in May 2020 and established the framework for conducting an annual non-binding advisory vote by shareholders on executive compensation.
Competitive Compensation	The Corporation has adopted a market-competitive executive total compensation package. It is the goal of the Corporation to attract and retain talented executives who are capable of and motivated to execute the financial and business objectives of the Corporation. It is important to ensure executive compensation is competitive within the market where the Corporation competes for talent.

Components of 2020 Executive Compensation

The following table sets out the various components of compensation that NEOs were eligible to receive for 2020:

Component	Description	Time Frame
Base Salary	Salaries are based on the executive's level of responsibility, skills and experience, and the current market value of the position. Base salary adjustments are considered annually, taking into account the executive's overall performance, experience and market conditions.	Annual market reviews and adjustments
Short-Term Incentive Plan ("STIP")	STIP compensation is linked to the Corporation's financial and safety performance in the fiscal year as well as each NEO's achievement against individual objectives. These measures have a pre-determined target set by the Board before the start of the fiscal year and funding of the STIP pool is based on the performance of the Corporation against the financial target during the year. The CEO, the President and COO, and the EVP and CFO, each have target annual bonuses of 100% of their individual annual base salary earnings. The SVP, Operations had a target annual bonus of 75% of his annual base salary earnings and the VP and General Counsel has a target annual bonus of 70% of his annual base salary earnings. Payouts range from zero to a maximum of 1.5 times an NEO's STIP target and 2.0 times the CEO's STIP target and are subject to the approval of the Board on the recommendation of the HRCC. The NEOs are given the opportunity to take up to 50% of their annual STIP in the form of DSUs.	Annual performance
Long-Term Incentive Plan ("LTIP")	LTIP grants are made through two vehicles: (1) PSUs and (2) RSUs. Refer to the LTIP Eligibility Table in this document. Each NEO is awarded 60% as PSUs and 40% as RSUs. All grants are subject to the approval of the HRCC in the case of NEOs, other than the CEO and to approval of the Board of Directors in the case of the CEO. Awards are equity-settled by the transfer of shares purchased by an arm's length trust established for such purpose.	Three year performance cycle
Retirement Arrangements	The Corporation matches contributions of executives to registered retirement savings plans ("RRSPs") to a maximum of 5% of base salary. If or when the executive reaches his or her annual RRSP contribution limits, the remaining contributions for the calendar year are made to a non-registered savings plan ("Group Investment Account").	Paid semi-monthly with base salary
Benefit Plans	Executive benefit plans, paid for by the Corporation, provide extended health, dental, disability and insurance coverage.	Monthly premiums
Perquisites	Limited perquisites are provided including a vehicle allowance, and reimbursement of fuel purchases, reimbursement for annual dues to a local sport or health club, an optional annual medical examination and a discretionary health care spending account.	Monthly, as incurred

Base Salary

Base salaries for the NEOs are reviewed and approved each year by the HRCC. The HRCC may make adjustments to an executive's salary as a result of a change in the executive's duties and responsibilities and based on the performance and contribution of the executive, both on an individual basis and on the performance of the executive's department(s) during the previous year. In reviewing the base salaries of the Corporation's executives, the HRCC also considers comparator group compensation, internal pay relationships, total direct target compensation, total employee cost and the pay position of each executive in the market.

The following table sets out the base salaries of the NEO's as at December 31, 2020:

NEO	December 31, 2020 Base Salary ($)	December 31, 2019 Base Salary ($)	% change
Martin R. Ferron	625,000	625,000	nil
Joseph C. Lambert	410,000	410,000	nil
Jason W. Veenstra [a]	320,000	285,000	12.3%
Barry W. Palmer	320,000	320,000	nil
Jordan A. Slator	235,000	235,000	nil

[a] Mr. Veenstra's base salary change was made effective March 1, 2020 as a result of a peer group assessment conducted by Mercer, the Corporation's compensation consultant, demonstrating the CFO's total direct compensation to be below target.

Short-Term Incentive Plan ("STIP")

STIP is the primary performance-based pay vehicle the Corporation uses to reward executives for their contributions to strong financial and operational performance in a financial year. Its purpose is to motivate executives to help the Corporation achieve its financial and safety goals, and to reward them to the extent that goals are achieved. All senior managers, including the NEOs, participate in the STIP.

The graphic below displays the method in which STIP is calculated:


Base Salary
x
STIP Target
x
Corporate Performance*
50% weighting
Financial Performance
90%
Bonus EBIT
50%
+
Bonus EBITDA
50%
+
Safety Performance
10%
+
Individual Performance
50% weighting
Goals & Objectives
=
STIP Award

- CEO's STIP is based 100% on Corporate Performance (calculated as 90% Financial Performance + 10% Safety Performance) with no individual performance factor.
- DEFINITIONS: "Adjusted EBIT" is defined as adjusted consolidated net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures. "Adjusted EBITDA" is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization. Both Adjusted EBIT and Adjusted EBITDA are Non-GAAP financial measures. The terms "Bonus EBIT" and "Bonus EBITDA" refer to Adjusted EBIT and Adjusted EBITDA subject to adjustments approved by the HRCC that remove elements of those metrics that do not relate to management performance. See "Non-GAAP Financial Measures" in our Management Discussion & Analysis for the year ended December 31, 2020.

The following describes the basic terms of the STIP:

Participants	Salaried employees active on the payment date.
Vesting	Paid following the end of the fiscal year based on audited financial statements.
Performance Cycle	12 months
Performance Threshold	75% of the financial goals must be achieved to trigger any STIP payment. If this performance threshold is met, it will trigger a payout of 25% or greater.
Performance Measures	**CORPORATE PERFORMANCE (50% weight) (100% for CEO)**
	Financial (90% weight of Corporate Performance)
	The Corporation's financial targets for the business are determined by the Board annually. Targets are set based on prior financial performance and forecasted performance based on projected market conditions.
	Safety (10% weight of Corporate Performance)
	The Corporation's safety targets for the business are approved annually by the Board. Targets are based on industry-standard metrics and prior year performance achievements.
	INDIVIDUAL PERFORMANCE (50% weight) (0% for CEO)
	Individual goals in alignment with the Corporate strategy are cascaded to the Executive team. Corporate strategic goals and objectives are established which drive the business forward. They are set annually and reviewed and approved by the Board.
Payout Timing	Paid in the following year once performance measures have been assessed.
Payout Range	Payment range for the CEO is 0 - 2.0x; and
	Payment range for each of the other NEOs is 0 - 1.50x.
	Maximum Awards may be achieved when the financial performance exceeds the financial targets by the approved inflection point on the STIP payout curve, and that 100% of the safety target is achieved.
Payout	Annual cash bonus established as a percentage of base salary earned in a performance cycle and awarded based on Corporate and Individual Goal achievement.
Change of control	CEO: 2.0 x 90% of STIP target for fiscal year in which the Termination Date occurs. Other NEOs: No payment triggered. See below for details.
Termination	CEO: 1.0 x 90% of STIP target for fiscal year in which the Termination Date occurs. Other NEOs: receive 90% of their pro-rated STIP. See below for details.

Financial Weighting

The key financial STIP metrics for 2020 for the NEOs are Adjusted EBIT and Adjusted EBITDA because they are each a measurement of profitability, which the Corporation considers a consistently good indicator of overall corporate performance. The HRCC may make recommendations to the Board regarding adjustments to Adjusted EBIT and Adjusted EBITDA, thus defining Bonus EBIT and Bonus EBITDA, to eliminate factors not considered to be related to the performance of management. The Bonus EBIT and Bonus EBITDA combine as the funding

---

Safety Weighting

Safety is a key STIP metric because the Corporation places an extremely high degree of focus on health and safety and this metric is in line with our clients' measurement standards for safety in mining construction sites. In 2020, the Total Recordable Injury Rate ("TRIR") was used as the key metric. The TRIR is an industry and nationally-recognized standard safety measure. It is based on the total number of work-related injury and illness cases reported that require more than standard first aid treatment, as it relates to the total number of employee hours worked. The calculation for TRIR is the number of recordable cases multiplied by 200,000, divided by the total number of hours worked by all employees during the year.

STIP Targets

The Board approves both the financial targets (Bonus EBIT and Bonus EBITDA) and safety target each year. These targets are intended to be challenging. The Board approved the Bonus EBIT and Bonus EBITDA targets for the year ending December 31, 2020 after taking into account the results from 2019, as well as the budget and business plans prepared for 2020. The Board also approved the safety metric and target for the year ending December 31, 2020, considering the results and areas of focus from 2019 and plans for 2020. As discussed in detail below under "STIP Program Objectives and Results", the financial targets for 2020 were revised in June of 2020 in light of the COVID-19 pandemic.

STIP Awards

The HRCC recommends the STIP award for the CEO on the basis of the Corporation's Bonus EBIT, Bonus EBITDA and safety performance. The Board approves the CEO's STIP award. The HRCC approves the STIP awards for the other NEOs, on the recommendation of the CEO, based on the same criteria and each NEO's individual performance achievements.

The following table sets forth the STIP target, maximum STIP award for the year ended December 31, 2020:

NEO	CY2020 STIP Target as Percentage of Base Earnings	STIP Target [a]		Maximum STIP Award[b]	Actual CY2020 STIP Award [c]
Martin R. Ferron	100%	$ 625,000	2.0x $	1,250,000	$ 249,267
Joseph C. Lambert	100%	$ 410,000	1.5x $	615,000	$ 163,519
Jason W. Veenstra	100%	$ 314,342	1.5x $	471,513	$ 125,368
Barry W. Palmer	75%	$ 240,000	1.5x $	360,000	$ 95,719
Jordan A. Slator	70%	$ 164,500	1.5x $	246,750	$ 65,607

[a]STIP Target is determined as follows: Base earnings from January 1, 2020 to December 31, 2020, multiplied by CY2020 STIP Target Percentage. This calculation takes into consideration base salary changes made part way through the calendar year and the number of eligible calendar days in the period.

[b]The Maximum STIP Award is based on two times (2.0x) the STIP Target for the period for Mr. Ferron and one and one-half times (1.5x) the STIP Target for the period, for all other NEOs.

[c]Represents STIP Award, a portion of which, certain NEOs allocated to their CY2020 STIP to DSUs, as follows: Mr. Ferron - 25%; Mr. Lambert - 50%; Mr. Veenstra - 25%; and Mr. Palmer - 50%.

Long-Term Incentive Plan ("LTIP")

The purpose of the Corporation's equity-based LTIP is to motivate NEOs to achieve sustained mid and long-term performance, which will increase the value of the Corporation over the long term and generate sustained returns for shareholders. Under the LTIP, incentives are awarded to NEOs in the form of Performance Share Units ("PSUs"), with the pay-out value linked to total shareholder return ("TSR") in relation to that of the Corporation's peer group, and Restricted Share Units ("RSUs"), the pay-out value of which is directly linked to share price. Share Options, which were previously awarded under the LTIP, were replaced by PSUs in 2014.

100% of each NEO's LTIP is tied to Share Value

The performance targets and payouts for TSR in relation to the Corporation's peer group are indicated below:

NACG TSR Percentile Rank relative to the Comparator Group	% of PSU Target Earned
At or above 90th Percentile (Maximum)	200%
75th Percentile (Stretch)	150%
50th Percentile (Target)	100%
25th Percentile (Threshold)	25%

Annual Target LTIP:

NEO	Annual LTIP Value at Target (% of base salary)	% as RSUs	% as PSUs
Martin R. Ferron	**150 %**	40 %	60 %
Joseph C. Lambert [a]	**130 %**	40 %	60 %
Jason W. Veenstra	**100 %**	40 %	60 %
Barry W. Palmer [b]	**100 %**	40 %	60 %
Jordan A. Slator	**45 %**	40 %	60 %

[a] Mr. Lambert's LTIP Target increased October 1, 2019, in support of the Corporation's 2019 Executive Compensation Review and was effective with the July 2020 regular annual LTIP grant. Mr. Lambert's LTIP Target has been increased to 175% with his appointment to President and CEO effective January 1, 2021.

[b] Mr. Palmer's LTIP Target increased as of July 1, 2020 from 70% to 100% of his base salary, effective with the July 1, 2020 grant to align his "at risk" pay with similar positions within the peer group..

The following describes the basic terms of RSUs and PSUs:

Participants	Management Employees active on the grant date.
Vesting	"Cliff-vest" three years from the date of grant.
Performance Cycle	Three years from the grant date.
Performance Measure	RSU settlement is based on the market value of a common share as of the maturity date.
	PSU settlement is based on the market value of a common share as of the maturity date and the TSR performance ranking over a three-year period, relative to the Corporation's comparator group.
	PSU participants may receive 0% to 200% of their target grant, based on TSR Performance Measures.
Settlement Timing	Settled within 90 days following Maturity Date and in any event no later than December 31 of the year in which the Maturity Date occurs.
Equity Settlement	Settled with shares purchased on the open market by an arm's length trust established for such purpose.
Change of control	Become earned. See below for details.
Termination	Become forfeited. See below for details.

Under the RSU Plan, an RSU and/or a PSU is a right granted to a participant to receive, at the Corporation's option, either a Common Share of the Corporation or a cash payment equivalent to the fair market value of a Common Share of the Corporation. Certain RSUs granted to Martin Ferron vest over a three-year period, one-third on each anniversary of the grant date. All other RSUs "cliff-vest" on the third anniversary of the grant date. Subject to performance criteria, all PSUs "cliff-vest" on the third anniversary of their grant date. If any dividends are paid on the NACG Common shares, additional RSUs or PSUs will be credited to the participant to reflect such dividends. The RSU plan provides that, in the event of termination of a participant (with or without cause), all RSUs and PSUs that are not earned RSUs are immediately forfeited, unless otherwise permitted under a participant's employment agreement. In the event of retirement or disability of a participant, all earned RSUs will be redeemed within 30 days of the maturity date. Any RSUs which have not completed their prescribed term (credited RSUs) will continue to be eligible to become earned RSUs as if the participant was still employed by the Corporation. On the death of a participant, all credited RSUs or PSUs will be deemed earned and will be redeemed within 90 days of the date of the participant's death, or in the case of PSUs, will be settled following receipt of the results required to measure the performance criteria (refer to the PSU Performance Payout Chart contained in this document). Rights respecting RSUs and PSUs are not transferable or assignable other than by will or the laws of descent and distribution.

In June 2010, the Board approved amendments to the RSU plan in the event of a Change of Control to provide a retention vehicle at a time of employment uncertainty. The amendments provide that 100% of the outstanding RSUs that are not earned RSUs held in the participant's RSU Account on the date the Change of Control transaction is completed will be deemed to be earned RSUs. The value of the Earned RSUs will be fixed at the date of the Change in Control and final payment deferred until the end of the maximum term (3 years) of the RSU or PSU. Termination provisions in the amendments provide that within 24 months following the Change of Control, if the participant's employment is terminated by the Participant for any reason other than death, disability, qualified retirement or good reason as defined in the plan, all earned RSUs will be immediately forfeited, unless otherwise permitted under a participant's employment agreement. In the case of a termination without cause, within 36 months following a Change of Control, all earned RSUs will be paid out.

The Board may amend, suspend or terminate the RSU Plan or any portion thereof at any time. However, no amendment, suspension or termination may materially adversely affect any RSUs or PSUs, or any rights pursuant thereto, granted previously to any participant without the consent of that participant.

The following table outlines the total LTIP awards for the NEOs for the year ended December 31, 2020:

NEO	LTIP Target as Percentage of Base Salary	RSUs Granted July 1, 2020	PSUs Granted July 1, 2020
Martin R. Ferron	150 %	44,222	66,333
Joseph C. Lambert[a]	130 %	25,142	37,713
Jason W. Veenstra	100 %	15,095	22,642
Barry W. Palmer[b]	100 %	15,095	22,642
Jordan A. Slator	45 %	4,989	7,483

[a] Mr. Lambert's LTIP Target increased October 1, 2019 and was in effect with the July 2020 regular annual LTIP grant. Mr. Lambert's LTIP Target has been increased to 175% with his appointment to President and CEO effective January 1, 2021.

[b] Mr. Palmer's LTIP Target increased as of July 1, 2020 to 100%.

Since 2014, the Corporation has elected to settle both RSUs and PSUs in shares. Such shares have been acquired in open-market purchases by an arm's-length trust established by the Corporation in June of 2014 for such purpose. As at March 15, 2021, the trust held 1,850,826 shares. Shares held by the trust are accounted for as treasury shares in the Corporation's financial statements.

Retirement Arrangements

The Corporation does not have a pension plan. For the year ended December 31, 2020, the total amount the Corporation set aside for retirement and similar benefits for the NEOs was $94,984, consisting of employer matching contributions to the executive officers' Registered Retirement Savings Plans and Non-Registered Savings Plans (Group Investment Accounts).

Benefit Plans

The Corporation provides NEOs with health, dental, disability and insurance coverage through benefit plans paid for by the Corporation.

Perquisites

NEOs receive a limited number of perquisites that are consistent with market practice for individuals at this level. These include a vehicle allowance, reimbursement for annual dues at a local health or sports club, an annual medical examination and a discretionary health care spending account.

Core Comparator Group

The HRCC reviews and approves a core comparator group for compensation purposes as well as a reference comparator group used to provide additional context in establishing the NEOs' target pay. The HRCC has approved a 12-company comparator peer group that includes companies that meet the following criteria:

(a) compete with NACG for customers and revenue;

(b) compete with NACG for executive talent, particularly in the Alberta labour market;

(c) compete with NACG for equity or other capital;

(d) are in the same or similar industry, such as construction and engineering or oil and gas equipment and energy services;

(e) are of comparable size, in terms of revenue, assets, EBITDA, market capitalization and enterprise value; and

(f) have reliable benchmark compensation information available.

The peer group changed to 12 companies in July 2020, with the removal and addition of certain companies based on the above criteria, as follows:

REMOVAL

Company	Rationale
Black Diamond Group	Revenue below size range criteria
Entrec	Revenue below size range criteria
Essential Energy Services	Revenue below size range criteria
Macro Enterprises	Low Enterprise Value
Source Energy Services	Low Market Capitalization
STEP Energy Services	Low Market Capitalization
Stuart Olson	Low Market Capitalization

ADDITION

Company	Rationale
Badger Daylighting Ltd.	Services energy & mining; similar size
Calfrac Well Services Ltd.	Services energy; similar size
Pason Systems Inc.	Services energy; similar size
Secure Energy Services Inc.	Services energy; similar size
Tervita Corporation	Services energy; similar size
Trican Well Service Ltd.	Services energy; similar size

Certain competitors are not included in our comparator group because they are private corporations or partnerships (i.e. KMC Mining, Thompson Bros.) or smaller divisions of larger corporations with insufficient compensation information available for them. The use of comparative market data is just one of the factors used in setting compensation for NEOs. NEO compensation could be higher or lower than the comparator data as a result of individual performance, skills or experience.

Relative to the peer group, NACG is positioned between the 33rd and 42nd percentiles on revenue, market capitalization and assets and above the 80th percentile on EBITDA and net income.

Company Name (dollars in millions) [i]	Revenue[ii]	Market Cap.	Total Assets	EBITDA	Net Income	City, Province
AECON GROUP INC.	$ 3,644	$ 980	$ 3,287	$ 107	$ 88	Toronto, ON
SECURE ENERGY SERVICES INC.	$ 1,824	$ 390	$ 1,425	$ 85	$ (85)	Calgary, AB
BIRD CONSTRUCTION INC.	$ 1,504	$ 424	$ 1,062	$ 64	$ 36	Mississauga, ON
WAJAX CORPORATION	$ 1,423	$ 342	$ 981	$ 96	$ 32	Mississauga, ON
TERVITA CORPORATION	$ 1,417	$ 335	$ 1,474	$ 184	$ (43)	Calgary, AB
CES ENERGY SOLUTIONS CORP.	$ 888	$ 334	$ 858	$ 53	$ (223)	Calgary, AB
CALFRAC WELL SERVICES LTD.	$ 705	$ 147	$ 913	$ (18)	$ (324)	Calgary, AB
BADGER DAYLIGHTING LTD.	$ 559	$ 1,326	$ 623	$ 100	$ 25	Calgary, AB
DEXTERRA GROUP INC.	$ 471	$ 421	$ 514	$ 65	$ 64	Mississauga, ON
TRICAN WELL SERVICE LTD.	$ 397	$ 431	$ 563	$ 24	$ (235)	Calgary, AB
TOTAL ENERGY SERVICES INC.	$ 366	$ 148	$ 850	$ 50	$ (31)	Calgary, AB
PASON SYSTEMS INC.	$ 157	$ 655	$ 361	$ 30	$ 7	Calgary, AB
North American Construction Group Ltd.	**$ 500**	**$ 363**	**$ 839**	**$ 159**	**$ 49**	**Acheson, AB**
Percentile Positioning	*33 %*	*42 %*	*38 %*	*89 %*	*81 %*	

[i] Source: Mercer Canada Ltd.
[ii] Information is from public filings for the most recently reported four quarters, available as at March 16, 2021.

2020 Compensation Decisions Regarding NEOs

STIP Program Objectives and Results

For the year ended December 31, 2020, the following corporate goals were recommended by the HRCC and approved by the Board under the STIP program:

Metric	2020 Target and Achievement	Actual STIP Score
Financial Performance (90% weighting)		
Bonus EBIT (50% weighting)	The Corporation achieved $44.6M Bonus EBIT from continuing operations. (See below for financial target information.)	
Bonus EBITDA (50% weighting)	The Corporation achieved $134.2M Bonus EBITDA from continuing operations. (See below for financial target information.)	33.2%
Safety Performance (10% weighting)		
Total Recordable Injury Rate ("TRIR")	In 2020, there were a total of 8 reportable injury cases, resulting in a TRIR of 0.48. Target was to achieve a TRIR of 0.50 or less.	100%

For the fiscal year 2020, the financial metrics used in the STIP performance metrics were Bonus EBIT and Bonus EBITDA, equally weighted and comprising 90% of the overall Corporate performance measures. Normally, with respect to each of the Bonus EBITDA and Bonus EBIT targets, the STIP provides for payout of 0% of target payout if less than 75% of target performance is achieved, 25% of target payout if 75% of target performance is achieved, 75% of target payout if 87.5% of target performance is achieved, 100% of target payout if 100% of target performance is achieved and a maximum payout of 150% of target payout if 125% or more of target performance is achieved (with intermediate achievement being interpolated on a linear basis and with maximum payout for the CEO being 200% of target payout, as per the CEO's written employment agreement).

Given the extraordinary circumstances of the COVID-19 pandemic and its impact on the business, the original 2020 financial performance targets set by the Board were revised in June 2020. The pandemic had effectively put the original targets out of reach early in the year. The adjustment was seen as a way of ensuring that employees were incentivized for the remainder of the year by having a target that was viewed as a stretch, but achievable goal. Both the targets and the potential payouts were lowered. Under the revised targets, with respect to each of the Bonus EBITDA and Bonus EBIT targets, payout was set at 0% of target if actual performance was less than 75% of target,

25% of target if actual performance was 100% of target, 75% of target if actual performance was 138% of target and a maximum 100% of target if actual performance was 156% or more of target (with intermediate achievement being interpolated on a linear basis and with maximum payout for the CEO being 200% of target payout, as per the CEO's written employment agreement).

With revised targets, it was clear that the Corporation's pandemic response plan would need to be engaged to reduce the financial impact of the COVID-19 pandemic and with it, the numerous challenges it presented. The pandemic response plan delivered a multi-pronged offensive to ensure all staff were safeguarded and kept informed. Extreme measures were rapidly implemented to safeguard employees, including working from home, physical distancing requirements, making personal protection supplies and equipment (i.e. face masks, gloves, sanitizer) available to all workers and communicating and enforcing safety protocols. Extensive training was immediately delivered to employees, with updates and reminders frequently conveyed to all field and office staff on the necessary health and safety controls in place to stop the spread of the COVID-19 virus. The prompt health and safety response to the pandemic strongly contributed to the Corporation's ability to sustain a healthy workforce and continue its operations.

For the fiscal year 2020 the Corporation achieved $44.6 million in Bonus EBIT, amounting to 95.2% of the revised target, and $134.2 million in Bonus EBITDA, amounting to 113.9% of the revised target. These achievements resulted in an STIP payout on financial metrics equal to 33.2% of target payout.

NACG continues its journey to zero workplace injuries. For that reason, safety performance continues to be an important factor to achieving our STIP goals. In 2020, the Total Recordable Injury Rate ("TRIR"), which is an industry and nationally-recognized standard safety measure, was used as the safety metric. It is based on the total number of work-related injury and illness cases reported that require more than standard first aid treatment, as it relates to the total number of employee hours worked (refer also to the EXECUTIVE COMPENSATION - Short-Term Incentive Plan in this document for the calculation for TRIR).

For 2020, there were a total of eight reportable injury cases, resulting in a TRIR of 0.48. We recorded 3.35 million exposure hours and the reportable injury cases increased by one over the 2019 cases. With a 0.50 TRIR or less target for 2020, the safety performance measure was deemed achieved and 100% of the safety portion of the STIP will be paid out.

Combined financial and safety performance, once weighted, resulted in an overall STIP score of 39.9%.

Executive Team Achievement Highlights and Awards – 2020

The Executive team continued its focus on the Corporation's' strategies throughout 2020. The achievements of each NEO affect major areas of the business and align with the elements of the Corporation's strategies, as summarized below:

FY2020 CORPORATE STRATEGIES

Execution Excellence
Provide the best standard of client customer service in terms of safety, quality and productivity for the lowest cost level.

Corporate Excellence
Seek efficiencies through corporate strategies that continue to build and enhance the company's profitability.

Growth and Diversification

Actively pursue growth opportunities that increase revenue and profit and reduce capital intensity by expanding our current client, industry and geography base.

Integration of Acquisitions | New Contracts

Assess gaps in equipment and training to meet business requirements with defined plans and timelines to fill any deficiencies.

Talent Management

Build the core leadership competencies of our employees through training and development.

Each member of the executive team is accountable for achieving certain results based on the Corporation's strategic objectives. The degree to which the Corporation achieves these goals is the degree to which the NEOs will see their compensation in the form of "at-risk" pay increase. Because much of the "at-risk" pay is directly aligned with the Corporation's share price, the variable pay is strongly aligned with shareholders' interests. The following are the major achievements of each NEO in 2020 and their respective awards:


Corporate Strategy
Defined Goals & Objectives
Achievement of Goals & Objectives
Increased Company Profitabilty
Compensation Pay for Performance Achievement
Increased Shareholder Value

Martin R. Ferron

In his position as CEO, Mr. Ferron provided overall leadership and direction to the business to achieve the Corporation's strategic goals and objectives. Since joining the Corporation in June 2012, Mr. Ferron has been key to providing a clear vision for the Corporation and inspiring the entire organization and particularly the executive team to remain committed to fulfilling its objectives. Mr. Ferron has transitioned to Chairman of the Board effective January 1, 2021, where he will provide support to his successor, Mr. Lambert, and other members of the executive team in sustaining the performance of the Corporation.

Mr. Ferron's base salary has been held at $625,000 per annum since July 2013. Mr. Ferron's total direct compensation at target is comprised of 71% of pay "at-risk" through short and long-term incentive plans, with 42% of Mr. Ferron's long-term incentive plan awards tied to the Corporation's share price performance. Also, 60% of his variable long-term compensation is in the form of PSUs, and has a TSR performance metric measured against the peer group.

Chairman & CEO
Total Direct Compensation
Target Pay Mix



Base Salary
29%

STIP
29%

LTIP
42%

2020 LTIP Component	Number of Units	Grant Date Value ($)
RSUs[a]	44,222	375,003
PSUs[b]	66,333	562,504
Total	**110,555**	**937,507**

[a] Value of RSUs is based on 40% of the NEO's LTIP Award at the time of grant, divided by the fair market value of the Corporation's shares on the July 1, 2020 grant date ($8.48).
[b] Value of PSUs is based on 60% of the NEO's LTIP Award at the time of grant, divided by the fair market value of the Corporation's shares July 1, 2020 grant date ($8.48).

Under the STIP, Mr. Ferron's annual incentive award is targeted at 100% of annual base salary and is linked to achievement of Corporate results.

Mr. Ferron's Corporate goal achievements, can be attributed, both directly and indirectly, to the financial and safety STIP accomplishments in 2020, as they drove Corporate strategies and included the following:

Growth and Diversification:	Increased available revenue streams with diversification into US and management of coal mine; and Harnessing the synergies that have come with the ownership interest of Nuna, with the award of a major earthworks construction contract at a gold mining project in Northern Ontario.
Execution Excellence:	With onset of COVID-19, demonstrated ability to consistently execute job requirements to the client's satisfaction, and to respond with agility by assessing risks and managing change; A focus on managing indirect project costs and a reduction in general and administrative spending attributed to the continued financial health of the Corporation: • Adjusted EBIT margin of 16.3%; and • Adjusted Return on Invested Capital (ROIC) of 9.7%, as a measure of Adjusted EBIT less current income tax expense and deferred income tax expense for the trailing 12 months divided by the average invested capital over the same period to calculate how efficiently we use our capital to generate profits.
Corporate Excellence:	Continued development of long-term relationships with investors, clients and suppliers; Integration of systems and processes to provide efficient management support to the business, including joint ventures.

Talent Management:	Leading the transition of the Chief Executive Officer position to the successor;
	Mentoring members of the executive team by articulating the vision of the Corporation and inspiring them to achieve common goals that move the Corporation in the direction of that vision; and
	Oversight of short, mid and long-term succession planning of the senior leadership of the Corporation.

These achievements attributed to an STIP payout at 39.9% of target for Mr. Ferron, which resulted in an STIP award of $249,267 for the year ended December 31, 2020.

Joseph C. Lambert

In his role as President and COO, Mr. Lambert was responsible for driving operational and corporate excellence for NACG's heavy construction and mining business activities, projects and assets as well as maintenance services. Mr. Lambert had direct oversight over operations activities, asset management, maintenance, and support services including: estimating, business development, health, safety and environment, training and human resources.

Mr. Lambert's base salary remained unchanged at $410,000 in 2020, with his last increase being effective October 1, 2019. Mr. Lambert's total direct compensation at target was comprised of 70% of pay "at-risk" through short- and long-term incentive plans, with 40% of Mr. Lambert's long-term incentive awards tied to the Corporation's share price performance. Also, 60% of his variable long-term compensation is in the form of PSUs, and has a TSR performance metric measured against the peer group.



President & COO
Total Direct Compensation
Target Pay Mix

2020 LTIP Component	Number of Units	Grant Date Value ($)
RSUs[a]	25,142	213,204
PSUs[b]	37,713	319,806
Total	**62,855**	**533,010**

[a] Value of RSUs is based on 40% of the NEO's LTIP Award at the time of grant, divided by the fair market value of the Corporation's shares on the July 1, 2020 grant date ($8.48).
[b] Value of PSUs is based on 60% of the NEO's LTIP Award at the time of grant, divided by the fair market value of the Corporation's shares July 1, 2020 grant date ($8.48).

Under the STIP, Mr. Lambert's annual incentive award is targeted at 100% of annual base salary and is linked to achievement of corporate results and individual achievements.

Mr. Lambert's individual goal achievements included the following:

Growth and Diversification:	The award of a gold mining project in Northern Ontario which demonstrates the revenue synergies and opportunities for growth and diversification that are possible through the Corporation's ownership interest in Nuna;
	Increased available revenue streams with diversification into US and management of coal mine; and
	Continued expansion of revenue from equipment maintenance services offerings.
Execution Excellence:	Supporting the Corporation's 'Everyone Gets Home Safe' safety culture, with industry-recognized outstanding safety performance achievements:
	• A Total Recordable Injury Rate ("TRIR") of 0.48, beating target of 0.50. See further explanation of the TRIR within this discussion and analysis;
	• A Disabling Injury Rate ("DIR") of 0.30, remarkably exceeding the mining industry average of 1.75 by 483%. The Disabling Injury rate measures the number of times per 100 person years worked that a work-related injury caused a loss time claim or resulted in modified duties; and
	Execution of job specifications to the clients' satisfaction, despite the challenges faced with COVID-19, through safety protocol adherence and rigid cost management.
Corporate Excellence:	Development of relationships with investors, clients and suppliers; and
	Equipment repair cost savings through procurement of components from suppliers affiliated through joint ventures.
Integration of Acquisitions | New Contracts:	Following the management award of a lignite mine in Christine, Texas:
	• the Operations team transitioned the project sites and met or exceeded the client's production requirements;
	• the Asset Management and Equipment Maintenance division assessed equipment repair needs and implemented a maintenance schedule to support Operations and meet client expectations;
	• the Safety and Training departments successfully undertook the training of employees to meet the Corporation's safety and standard operating procedures and meet or surpass government regulations; and
	• the Human Resources department onboarded nearly 300 employees.
Talent Management:	On-going talent management program which includes a succession planning model focused on promoting employee growth and development for key positions and high performing employees;
	Investing in our workforce through education and training programs for all new and current employees;
	Provide mentorship to Operations and Maintenance senior leadership team for readiness with CEO transition;
	Continuous review of the succession planning program and support for the development of leaders at all levels of the Corporation by providing development opportunities through education and experience; and
	Identify leadership competency gaps throughout the organization and mitigate the risk by supporting training and development in those areas.

As indicated in this discussion and analysis, some of these goals were also cascaded to Mr. Lambert's executive operations and support team to assist in their planning and execution throughout the year.

These accomplishments resulted in an STIP payout at 39.9% of target for Mr. Lambert, which resulted in an STIP award of $163,519 for the year ended December 31, 2020.

Jason W. Veenstra

As Executive Vice-President and Chief Financial Officer, Mr. Veenstra is responsible for the strategic leadership, direction and guidance for all financial activities of the Corporation.

Mr. Veenstra joined the Corporation on September 10, 2018, at a base annual salary of $285,000. The peer group review provided by Mercer in July 2019, highlighted Mr. Veenstra's total direct compensation being 14% below the P50 market value. Demonstrating a consistently high performance, Mr. Veenstra's was awarded with a 12% increase effective March 1, 2020. Mr. Veenstra's total direct compensation at target is comprised of 67% of pay "at-risk" through short- and long-term incentive plans, with 34% of Mr. Veenstra's regular annual long-term incentive plan awards tied to the Corporation's share price performance. Also, 60% of his variable long-term compensation is in the form of PSUs, and has a TSR performance metric measured against the peer group.



2020 LTIP Component	Number of Units	Grant Date Value ($)
RSUs[a]	15,095	128,006
PSUs[b]	22,642	192,004
Total	**37,737**	**320,010**

[a] Value of RSUs is based on 40% of the NEO's LTIP Award at the time of grant, divided by the fair market value of the Corporation's shares on the July 1, 2020 grant date ($8.48).
[b] Value of PSUs is based on 60% of the NEO's LTIP Award at the time of grant, divided by the fair market value of the Corporation's shares July 1, 2020 grant date ($8.48).

Under the STIP, Mr. Veenstra's annual incentive award is targeted at 100% of annual base salary and is linked to achievement of corporate results and individual achievements.

Mr. Veenstra's individual goal achievements included the following:

Execution Excellence:	Assisted with finalizing an expanded and extended senior secured credit facility agreement through October 2023 to mitigate risks which may be associated with the financial fall-out of COVID-19.
Corporate Excellence:	Drive Corporate financial strategy and support operational decision-makers through the use of refined reporting systems, while maintaining regulatory filing requirements;
	Oversee inter-department process improvements to deliver stream-lined services to the business; and
	On-going financial analysis of corporate balance sheet to allow the Corporation accurate financial data and forecasting to steer Corporate short-term and long-term business strategy;
Talent Management:	Provide development opportunities through education and experience to all members of the Finance, Information Technology, Procurement and Business Shared Service teams with a view for leadership and engagement among employees.

These goal achievements resulted in an STIP payout at 39.9% of target for Mr. Veenstra, which resulted in an STIP award of $125,368 for the year ended December 31, 2020.

Barry W. Palmer

In his role as Senior Vice President, Operations, Mr. Palmer was responsible for the oversight and planning, developing and executing of a strategy for operations in the Oil Sands region through leading project development, execution and management, leadership, both in inspiring a progressive employee relations culture and strong safety culture, and in representing the Corporation in industry and in client relations.

For 2020, Mr. Palmer's base salary remained at $320,000, with his last increase being October 1, 2019. Mr. Palmer's long-term incentive plan eligibility increased from 70% to 100% of his base salary effective with the July 1, 2020 regular annual LTIP grant. This adjustment brought his "at risk" pay in alignment with similar positions within the peer group data. Mr. Palmer's total direct compensation at target was comprised of 63% of pay "at-risk" through short and long-term incentive plans, with 36% of Mr. Palmer's long-term incentive plan awards tied to the Corporation's share price performance. Also, 60% of his variable long-term compensation is in the form of PSUs, and has a TSR performance metric measured against the peer group.



SVP, Operations Total Direct Compensation Target Pay Mix

Base Salary 37%
STIP 27%
LTIP 36%

2020 LTIP Component	Number of Units	Grant Date Value ($)
RSUs[a]	15,095	128,006
PSUs[b]	22,642	192,004
Total	**37,737**	**320,010**

[a] Value of RSUs is based on 40% of the NEO's LTIP Award at the time of grant, divided by the fair market value of the Corporation's shares on the July 1, 2020 grant date ($8.48).
[b] Value of PSUs is based on 60% of the NEO's LTIP Award at the time of grant, divided by the fair market value of the Corporation's shares July 1, 2020 grant date ($8.48).

Under the STIP, Mr. Palmer's annual incentive award is targeted at 75% of annual base salary and is linked to achievement of corporate results and individual achievements.

Mr. Palmer's individual goal achievements included the following:

Growth and Diversification:	On-going review and evaluation of potential projects that meet the Corporation's business strategy.

Execution Excellence:	Actively supporting the Corporation's journey to zero workplace incidents, proven with the following 2020 safety performance metrics: • A Total Recordable Injury Rate ("TRIR") of 0.48, beating target of 0.50. See further explanation of the TRIR within this discussion and analysis; • A Disabling Injury Rate ("DIR") of 0.30, remarkably exceeding the mining industry average of 1.75 by 483%. The Disabling Injury rate measures the number of times per 100 person years worked that a work-related injury caused a loss time claim or resulted in modified duties; and Despite the safety and workforce challenges presented by COVID-19, work on three major project sites continued to operate in a safe manner, without shut-downs.
Integration of Acquisitions | New Contracts:	Following the management award of a lignite mine in Christine, Texas, the Operations team transitioned the project sites and met or exceeded the client's production requirements.
Talent Management:	Informal mentorship of Operations leadership team, including operations managers, project managers and superintendents. With 40 years of industry experience and years of service with the Corporation, Mr. Palmer provides the Corporation and its employees with an advantage in understanding the Mining industry and in particular, the Fort McMurray Oil Sands region.

These goal achievements resulted in an STIP payout at 39.9% of target for Mr. Palmer, which resulted in an STIP award of $95,719 for the year ended December 31, 2020.

Jordan A. Slator

As General Counsel and Vice President, Mr. Slator leads all aspects of the legal issues affecting the business of our publicly-traded company, including securities and corporate governance compliance, ensuring maximum protection of the Corporation's legal rights and that the Corporation is optimizing its level of risk.

Mr. Slator's base salary has remained at $235,000 since October 1, 2019. Mr. Slator's total direct compensation at target is comprised of 53% of pay "at-risk" through short and long-term incentive plans, with 20% of Mr. Slator's long-term incentive plan awards tied to the Corporation's share price performance. Also, 60% of his variable long-term compensation is in the form of PSUs, and has a TSR performance metric measured against the peer group.



VP & General Counsel Total Direct Compensation Target Pay Mix

Base Salary 47%
STIP 33%
LTIP 20%

2020 LTIP Component	Number of Units	Grant Date Value ($)
RSUs[a]	4,989	42,307
PSUs[b]	7,483	63,456
Total	**12,472**	**105,763**

[a] Value of RSUs is based on 40% of the NEO's LTIP Award at the time of grant, divided by the fair market value of the Corporation's shares on the July 1, 2020 grant date ($8.48).

[b] Value of PSUs is based on 60% of the NEO's LTIP Award at the time of grant, divided by the fair market value of the Corporation's shares July 1, 2020 grant date ($8.48).

Under the STIP, Mr. Slator's annual incentive award is targeted at 70% of annual base salary and is linked to achievement of corporate results and individual achievements.

Mr. Slator's individual goal achievements included the following:

Growth and Diversification:	Establishment of legal structures and risk mitigation measures in relation to expansion of the business outside of Canada; and
	Establishment of joint ventures in relation to building new lines of business and geographic diversification;.
Execution Excellence:	Lead the Corporation's redemption of $55 million of 5.5% convertible unsecured subordinated debentures.
	Establishment of legal structures and risk mitigation measures in relation to the Corporation's multi-company structure.

These goal achievements resulted in an STIP payout at 39.9% of target for Mr. Slator, which resulted in an STIP award of $65,607 for the year ended December 31, 2020.

Share Ownership Guidelines

As part of the Corporation's effort to align executive interests with shareholder interests, it has adopted share ownership guidelines for senior executive officers. The guidelines must be achieved within five years from the date the senior executive officer is appointed a member of executive management. All share ownership is to be in the form of equity in the Corporation, in each case represented by NACG Common Shares, DSUs or RSUs. Once the share ownership threshold is achieved, the number of NACG Common Shares, DSUs, and RSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter, the aggregate number of NACG Common Shares, DSUs or RSUs that was required to achieve compliance must be maintained to remain compliant, regardless of a subsequent decrease in NACG Common Share price.

The following table summarizes compliance with the share ownership guidelines for each NEO as at December 31, 2020:

Named Executive Officers	Stock Ownership Target as a Multiple of Salary	In Compliance Yes/No
Martin R. Ferron	4.0x	Yes
Joseph C. Lambert	2.5x	Yes
Jason W. Veenstra	1.5x	Yes
Barry W. Palmer	1.5x	Yes
Jordan A. Slator	1.0x	Yes

Executive Compensation Alignment with Shareholder Interests

Performance Graph and Table

The following graph compares the percentage change in the cumulative NACG Shareholder return for $100 invested in NACG Common Shares at the closing price of $2.47 on the last trading day of December 2015, with the total cumulative return of the S&P/TSX Composite Index ("S&P/TSX Index") and the S&P/TSX Small Cap Index for the period from December 31, 2015 to December 31, 2020. On the last trading day of December 2020, NACG Common Shares closed at $12.44 per NACG Common Share on the TSX.

The chart below displays that the NACG share price significantly out-performed the indices in 2020.



December 31,	2016($)	2017($)	2018($)	2019($)	2020($)
NACG (TSX)	209.72	254.25	491.90	637.25	503.64
S&P/TSX Index[i]	117.51	124.59	110.09	131.16	134.00
S&P/TSX Small Cap Index[i]	135.15	135.53	108.29	122.19	134.42
NEO Total Direct Compensation ($ M)[ii]	4.27	4.72	5.98	4.97	4.95

[i] Source: S&P Dow Jones Indices LLC.
[ii] The December 31, 2018 NEO Total Direct Compensation rose as a result of the addition of the CFO in September 2018.

The graph shows the total direct compensation of the Corporation's NEOs over the same five-year reporting period (see also the Summary Compensation Table within this discussion and analysis). The total direct compensation of our NEOs follows a similar trend to the NACG share value on the TSX, where in a reporting year, NACG share value was lower, the NEO total direct compensation was lower; conversely when the NACG share value increased, the NEO total direct compensation also increased. NEOs individual compensation is directly linked to share value, particularly with long-term awards tied to the financial performance of the Corporation, and in particular to TSR.

Trends Between NEO Compensation and Shareholder Value

To best demonstrate the link between NACG's NEO compensation and shareholder return on investment, the following graph is included, which displays the CEO's total direct compensation target, summary compensation reported and realized (actual) pay for each of the five years 2016 - 2020, ending December 31, 2020. The graph also indicates the cumulative return for $100 invested in NACG Common Shares over the same period.

As described in our "Executive Compensation Philosophy", aligning executive compensation with shareholder interests is a key concern of the HRCC and Corporation. While target compensation for the CEO remained static, when NACG's share price rose significantly in 2018 and remained at similar levels throughout 2020, the realized pay for the CEO increased as his long-term incentive awards (RSUs, PSUs and vested share options) began to vest and provide gains from the original grant award values. The "at-risk" pay is designed such that when long-term financial and strategic objectives are achieved, the share price rises and the realized pay component increases.



CEO Compensation vs. NACG TSX Indexed Value for the Five Year 2016-2020

- The CEO's base salary and LTIP grant compensation remained unchanged over this five-year period.

- As share price has risen, Realized Pay has increased, with the vesting of prior grants of share units and share options.

- For years 2018, 2019 and 2020, Realized Pay includes settlements from past awards of equity shares and cash settlements of vested and exercised share options.

Definitions:

- **Target Compensation –** Base pay, annual incentive at target performance, grant value of long-term incentive awards.

- **SCT Pay –** Compensation as reported in the Summary Compensation Table (SCT) includes base pay, annual incentive paid, grant value of long-term incentive awards
- **Realized Pay –** Base pay, annual incentive paid, payouts of long-term incentive awards and exercised share options.
- **NACG (TSX) Indexed Value –** Value of $100 invested in NACG shares on December 31, 2015.

Human Resources & Compensation Committee

The Human Resources and Compensation Committee (the "HRCC") is comprised entirely of independent Board members. This approach ensures that no conflict of interest exists between Committee members accountable for making executive compensation decisions. Each HRCC committee member brings human resources and executive compensation oversight, as well as financial knowledge and industry experience.

The members of the HRCC, as of the fiscal year end, December 31, 2020, are:

Name of Committee Member	Role on Committee	Direct Executive Compensation Experience
Thomas P. Stan	Chair	Direct experience managing compensation and human resources matters as Chairman and CEO of Total Energy Services Ltd., President & CEO of Sound Energy Trust and Corval Energy Ltd, over previous 20 years.
Bryan D. Pinney	Member	Has served on the Corporation's Human Resources & Compensation Committee since 2015.
		Direct experience overseeing compensation programs as part of managing partner roles.
		Chair of the Human Resources & Compensation Committee of TransAlta Corporation, member of the Human Resources & Compensation Committee of Sundial Growers Inc. Involved in oversight of the compensation programs of a private residential construction company.
		Served as Chair of the Board and as Chair of the Human Resources & Compensation Committee at Mount Royal University and responsible for oversight of the CEO's compensation.
Maryse C. Saint-Laurent	Member	Over 30 years of direct and indirect experience in human resources management, compensation analysis, pension administration and the development of comprehensive compensation programs for senior executives.
		Served on the pension administration committees of large public companies which provided oversight to the management of large investment portfolios.
		Serves or has served as Chair of compensation committees of public corporations and a public service entity.

> **HRCC RESPONSIBILITY**
> The HRCC is charged with the responsibility for supervising board and executive compensation policies for the Corporation and its subsidiaries, overseeing administration of employee incentive plans, reviewing officers' salaries, approving significant changes in executive employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate.

Compensation Governance

Under this mandate, the Board has approved a Committee Charter which outlines the responsibilities of the HRCC, which include:

(a) review and recommend to the Board for approval the Corporation's general compensation philosophy, policies and guidelines;

(b) review and recommend to the independent members of the Board for approval annually the corporate goals and objectives relevant to the compensation of the CEO;

(c) review and recommend to the independent members of the Board for approval the compensation package for the CEO, including without limitation, base salary, annual incentive compensation, retirement, health and welfare benefits and perquisites;

(d) review and approve the compensation package for the Executive Management of the Corporation, other than the CEO, including without limitation, base salaries, annual incentive compensation, retirement, health and welfare benefits and perquisites. In the Charter, "Executive Management" includes the CEO, President and COO, COO, EVP and CFO, Senior Vice President(s) and Vice-President(s);

(e) review and recommend to the Board for approval the structure, implementation, participation, amendments or termination of all long-term incentive compensation programs, including but not limited to: the Share Option Plan, Deferred Share Unit (DSU) Plan, and the Performance Share Unit (PSU) Plan and Restricted Share Unit (RSU) Plan;

(f) review and recommend to the Board for approval the compensation package for the Committee Chairs and other directors;

(g) review and recommend to the Board for approval the recruitment, evaluation and succession plans for the CEO;

(h) review and approve the recruitment, appointment, evaluation and succession plans for the Executive Management of the Corporation, other than the CEO;

(i) retain, compensate, and terminate, as applicable, any independent compensation consultants or other consultants to advise and assist the Committee with respect to its responsibilities. The Committee will have sole authority to approve the consultant's fees and the other terms and conditions of the consultant's retention; and

(j) undertake any other activity that may be reasonably necessary for the Committee to carry out its responsibilities as set out in the Charter.

Risk Management

As a key part of its oversight of board and executive compensation, the HRCC considers the implications of the risks associated with the Corporation's compensation policies, including obtaining advice of external compensation experts and both internal and external legal counsel to identify and mitigate such risks. The key risks identified by the HRCC in relation to compensation are: (a) ensuring alignment of executive behavior with shareholder interests; (b) ensuring executives are not rewarded for taking undue risks outside the established risk tolerances for the Corporation; (c) ensuring compensation is at market levels to be able to attract and maintain talented executives while not over-paying for their services; (d) ensuring the Corporation's compensation plans encourage a balance between short-term and long-term results. The HRCC believes that it has implemented policies, procedures and compensation plans and mechanisms that mitigate all of these risks, including taking the following actions:

- Made a majority of the targeted annual compensation of each NEO "at-risk" and contingent on achieving pre-determined objectives or based on the appreciation of the Corporation's share price over the mid to long term;

- Regularly benchmarked base, variable and total compensation against a peer group of organizations selected by the HRCC as relevant for compensation benchmarking purposes;

- Structured the Short-term Incentive Plan (STIP) with a balanced, diversified mix of financial and non-financial performance measures, each intended to improve different elements of the Corporation's business;

- Changed the STIP targets to 45% Adjusted EBITDA, 45% Adjusted EBIT and 10% safety, starting in 2018, thereby placing an emphasis on the Corporation's income and cash flow within the incentive plan;

- Set a threshold for STIP payout, established to compensate strong Corporation performance against stretch targets (while also capping the STIP payout for the CEO and other NEOs);

- Provided the executive team members with the option of converting up to 50% of their STIP payout to DSUs, where more of their pay is invested in the Corporation and tied to share price;

- Adopted formal share ownership guidelines for NEOs, which require them to hold a target dollar value of equity in the Corporation while employed in an executive position and sought independent compensation consultant advice to ensure these guidelines are in-line with market best practices;

- Implemented a vesting period of up to three years for RSUs and PSUs to align executives' interests and efforts with those of shareholders over the long term;

- Granted RSUs and PSUs annually, to provide overlapping performance cycles that require sustained levels of performance to achieve a consistent payout;

- Provided strong oversight of the executive compensation program by using discretion to adjust metrics or payouts based on results, events and/or individual circumstances;

- Implemented a formal anti-hedging policy which prohibits directors and employees, including executive officers, from short-selling or hedging securities of the Corporation, including a prohibition on purchasing financial instruments that are designed to hedge or offset a decrease in market value of securities granted as compensation or otherwise held directly or indirectly by the director or employee; and

- Implemented a formal executive compensation claw-back policy which ensures executive officers are not able to benefit through an overpayment of performance-based compensation that is based on an error or omission in determining the compensation, the misconduct of the executive officer or a restatement of financial results (other than a restatement caused by a change in applicable accounting rules or interpretations).

Summary of 2020 HRCC Actions:

The HRCC held six meetings during calendar year 2020, each of which included an in-camera session without management present. In-camera sessions were also held with an external independent compensation advisor where executive compensation was discussed.

The following is a summary of the HRCC actions in 2020:

Responsibility	2020 Highlights
Executive Compensation	Reviewed the 2019 Corporate performance and made recommendations to the Board on the CEO and other NEO's annual STIP payments;
	Reviewed and made recommendations for approval to the Board for the 2020 STIP performance criteria and targets;
	Reviewed and set goals for the CEO which align with the Corporation's business strategy and financial outlook;
	Engaged the services of an independent consultant to review and provide advice on its executive compensation best practices;
	Reviewed the Corporation's long-term incentive plan (LTIP) progress with quarterly reports on total shareholder return in relation to its peer group;
	Reviewed executive pay, including base salary and total direct compensation in relation to comparable positions within the Corporation's peer group; and
	Reviewed and approved the annual LTIP grants and settlement awards.
Compensation Oversight and Disclosure	Employed the services of an independent consultant to review and provide advice on the Compensation Discussion and Analysis portion of the 2020 Management Information Circular for advice on best practices;
Oversight of Compensation Programs, Policies and Practices	Reviewed and approved corporate human resources policies and guidelines.

Responsibility	2020 Highlights
Talent Management and Succession	Conducted quarterly reviews and consequential discussions regarding the Corporation's leadership strategy, including any perceived short-term, mid-term or long-term leadership gaps against business requirements and depth of succession.
	Sought independent consultant advice on executive compensation for leadership transition effective January 2021.
Employee Engagement, Diversification and Inclusion	Reviewed and discussed employee demographic information as it relates to compensation and made recommendations for future action.

Independent Advice

The HRCC and management use the services of specialized and independent compensation consultants to assist in carrying out their mandate with respect to executive appointments and compensation governance.

The consultants may be engaged to:

- provide information and independent advice to assist in developing the appropriate total compensation philosophy and structure for the current NEOs and potential executive positions;

- assist management in the development of the various programs within our compensation framework;

- perform studies of the market comparator group to evaluate the Corporation's total compensation programs;

- provide recommendations to the HRCC such as appropriate compensation structure and composition of an appropriate peer group; and

- provide custom reporting data based on peer group financial results.

It is not a requirement of the HRCC to obtain prior approval from the Board of Directors to retain the services of specialized or independent compensation consultants. The HRCC may engage the services of a consultant to analyze and mitigate compensation risk to the Corporation. Mercer (Canada) Limited ("Mercer"), an independent compensation consultant, has been retained by the Corporation to assist in determining compensation for executive management and directors and was first retained in 2012 on executive compensation matters.

The HR Committee Chair may meet privately with the independent consultant before meetings where compensation is discussed to ensure that important issues receive appropriate attention. In addition, the HR Committee meets with the independent advisor in camera without management present when compensation is reviewed.

Mercer was engaged throughout 2020 by the HRCC as its independent compensation consultant to provide advice to the HRCC about executive compensation, share ownership guidelines and the composition of the Corporation's comparator group. The following table sets out the fees paid to Mercer during the years ending December 31, 2020 and December 31, 2019:

Mercer (Canada) Limited		2020 Fees		2019 Fees
Executive Compensation-related Fees	$	120,600	$	133,844
All Other Fees		—		—
Total Fees Paid	**$**	**120,600**	**$**	**133,844**

In 2020, Mercer completed a compensation review of the NEO's total compensation. Mercer benchmarked pay levels on a holistic basis, capturing base salary and short-term incentives to review against total cash compensation, and long-term incentives to analyze and compare total direct compensation to assess NACG's competitiveness against the market. Based on market information provided for each executive position, Mercer recommended certain changes to NEO compensation (see Base Salary Changes in 2020).

Summary Compensation Table

The following table sets forth the annual compensation for the year ended December 31, 2020, paid or granted to, the NEOs:

Name and Principal Position	Year	Salary Earned ($)[a]	Share-based Awards ($)[b]	Option-based Awards ($)[c]	Non-Equity Incentive Plan Compensation — Annual Incentive Plan (STIP) ($)[d]	Long-term Incentive Plans	Pension value ($)	All other Compensation ($)[e]	Total Compensation
Martin R. Ferron	2020	625,000	937,507	nil	249,267	N/A	—	31,250	1,843,024
Chief Executive Officer and Chairman of the Board (Appointed June 7, 2012)	2019	625,000	937,505	nil	472,362	N/A	—	31,250	2,066,117
	2018	625,000	937,510	nil	1,195,106	N/A	—	31,250	2,788,866
Joseph C. Lambert	2020	410,000	533,010	nil	163,519	N/A	—	63,773	1,170,302
President and Chief Operating Officer (Executive Appointment September 27, 2010)	2019	383,750	375,016	nil	290,085	N/A	—	19,187	1,068,038
	2018	375,000	375,012	nil	562,500	N/A	—	18,750	1,331,262
Jason W. Veenstra	2020	314,166	320,010	nil	125,368	N/A	—	15,709	775,253
Executive Vice President and Chief Financial Officer (Appointed September 10, 2018)	2019	285,000	285,023	nil	215,397	N/A	—	14,250	799,670
	2018	88,606	250,008	nil	132,909	N/A	—	4,430	475,953
Barry W. Palmer	2020	320,000	320,010	nil	95,719	N/A	—	16,001	751,730
Senior Vice President, Operations (Executive Appointment December 15, 2011)	2019	304,250	194,362	nil	172,484	N/A	—	15,212	686,308
	2018	299,000	194,362	nil	336,375	N/A	—	14,548	844,285
Jordan A. Slator	2020	230,483	105,763	nil	65,607	N/A	—	11,524	413,377
Vice President and General Counsel (Executive Appointment December 1, 2018)	2019	220,000	96,771	nil	116,412	N/A	—	11,000	444,183
	2018	215,000	96,757	nil	225,750	N/A	—	10,750	548,257

[a] Salary earned reflects base salary for the period January to December for the applicable reporting year.

[b] 2020 and 2019 reflect the July 1st regular annual RSU and PSU grant value for each NEO. 2018 includes the September 10, 2018 LTIP Grant awarded to Mr.Veenstra, upon appointment. Refer to the Executive Team Achievement Highlights and Awards – 2020 LTIP Component section for the calculation of each NEO's award.

[c] No Option-based Awards were granted in 2020, 2019 or 2018.

[d] Reflects the compensation value of the STIP award made to each Executive for the applicable reporting period. Mr. Ferron allocated 25% of his 2020 STIP, 20% of his 2019 STIP and 25% of his 2018 STIP to DSUs. Mr. Lambert allocated 50% of his 2020 STIP and 20% of his 2019 STIP to DSUs. Mr. Palmer allocated 50% of his 2020 STIP and 20% of his 2019 STIP to DSUs. Mr. Veenstra allocated 25% of his 2020 STIP and 50% of his 2019 STIP to DSUs.

[e] Represents RRSP matching contributions received by the NEOs. Mr. Lambert's amount also includes a vacation payout for FY2020 in the amount of $43,273. A portion of Mr. Palmer's 2018 earnings did not earn Retirement Savings contributions.

Incentive Plan Awards

Outstanding Share-Based Awards

The following table summarizes the number and value of outstanding share-based awards for each of the NEOs for the year ended 2020:

NEO	Number of shares or units that have not vested [a]	Market or Payout Value of Securities that have Not Vested[b]	Number of Securities that have Vested[c]	Market or Payout Value of vested share-based awards not paid out or distributed[d]
Martin R. Ferron	258,335	3,213,690	206,386	2,567,445
Joseph C. Lambert	138,472	1,722,594	70,664	879,059
Jason W. Veenstra	85,046	1,057,970	7,582	94,315
Barry W. Palmer	76,965	957,447	65,047	809,191
Jordan A. Slator	31,956	397,531	nil	nil

[a] Represents RSUs, PSUs and reinvested dividends (rounded to the nearest whole number) for all NEOs granted but unearned as at December 31, 2020.

(b) RSU value is the NOA Closing Price as of December 31, 2020 on the TSX, which was $12.44 (Canadian dollars), for all awarded RSUs, as though the earned units were settled on that date. PSU value is the NOA Closing Price as of December 31, 2020 on the TSX, which was $12.44 (Canadian dollars), for all awarded PSUs, as though the earned units were settled on that date, multiplied by the TSR performance factor at target (100%).

(c) Represents DSUs and reinvested dividends (rounded to the nearest whole number) for all NEOs granted to December 31, 2020.

(d) DSU value is the NOA Closing Price as of December 31, 2020 on the TSX, which was $12.44 (Canadian dollars), as though the earned units were redeemed on that date..

Outstanding Option-Based Awards

The Share Option Plan was approved by the Corporation's shareholders on November 3, 2006 and became effective on November 28, 2006. The Share Option Plan is administered by the HRCC. Option grants under the Share Option Plan may be made to employees and officers of the Corporation who are determined to be eligible by the HRCC. Directors are not eligible to receive options except, if applicable, in his or her capacity as employee or officer of the Corporation. The Share Option Plan provides for the discretionary grant of options to purchase NACG Common Shares. Options granted under the Share Option Plan are evidenced by an agreement, specifying the vesting, exercise price and expiration of such options, which terms are determined for each optionee by the HRCC. Options to be granted under the Share Option Plan will have an exercise price of not less than the previous five-day volume weighted average trading price of NACG Common Shares on the Toronto Stock Exchange or the New York Stock Exchange, converted to Canadian dollars. The Share Option Plan provides that up to 10% of the issued and outstanding NACG Common Shares from time to time may be reserved for issuance or issued from treasury and also provides that the maximum number of NACG Common Shares issuable to insiders under the Share Option Plan (and any other security-based compensation arrangements of the Corporation) is 10% of the issued and outstanding NACG Common Shares on a non-diluted basis immediately prior to the proposed option to purchase. The maximum number of NACG Common Shares issuable to insiders within any one-year period pursuant to the Share Option Plan (and any other security-based compensation arrangements of the Corporation) is 10% of the outstanding NACG Common Shares on a non-diluted basis immediately prior to the proposed option to purchase. Options may not be exercised prior to the first anniversary of the date of the grant. The vesting of options is otherwise determined on the grant of the option. Generally, options vest over a five-year period at a rate of 20% per year and expire at the end of 10 years. Each option has a term of no less than 5 and not more than 10 years. The Share Option Plan provides that, in the event of the termination (with or without cause) of an optionee, the options held by an optionee cease to be exercisable 30 days after the termination, subject to adjustment by the HRCC. For qualified retirees (age 55 or over and as approved by the HRCC), vested options continue to be exercisable for the balance of the exercise period applicable to the option. The Corporation does not provide financial assistance to participants under the Share Option Plan to facilitate the purchase of securities under the Share Option Plan. Options granted under the Share Option Plan are not transferable by an optionee, except by an optionee's will or by the laws of descent and distribution. During the lifetime of an optionee, the options are exercisable by only him or her (or, in the case of the optionee's disability, by his or her legal representative(s), if applicable). If an optionee dies, the options held by such optionee may be exercised by the legal representative of the deceased optionee. Such options cease to be exercisable on such date that is the earlier of: (a) 365 days after the optionee's death, and (b) the expiry date set out in the deceased optionee's option agreement. Notwithstanding the foregoing, the Share Option Plan allows the expiry date to be extended by determination of the HRCC or as permitted under the option agreement. If the expiry date falls within or immediately after a blackout period or a lock-up period, the expiry date would be automatically extended for five business days after the blackout period or lock-up period. Option repricing is prohibited by the Share Option Plan.

The Share Option Plan provides that the Board of Directors may make certain amendments to the Share Option Plan only upon receipt of shareholder and regulatory approval, including (i) any amendment to the number of securities issuable under the Share Option Plan, (ii) any changes in the participants in the plan that have the potential of broadening or increasing insider participation, (iii) the introduction of, or amendments to, any form of financial assistance; (iv) any amendments to the amendment provisions of the Share Option Plan, and (v) any other amendments that may lead to significant or unreasonable dilution in the Corporation's outstanding securities or may provide additional benefits to eligible participants, especially to participants who are insiders. The Share Option Plan authorizes the Board of Directors to make other amendments to the plan, subject only to regulatory approval (i.e. without shareholder approval, unless specifically required by applicable law or regulatory authority), including (i) amendments of a "housekeeping" nature (i.e. amendments for the purpose of curing any ambiguity, error or omission in the Share Option Plan, or to comply with applicable law or the requirements of any stock exchange on which the NACG Common Shares are listed), (ii) any changes in the termination provisions of an option or of the

Share Option Plan which does not entail an extension beyond the original expiry date and (iii) a discontinuance of the Share Option Plan.

The Corporation has not issued options under its Share Option Plan since 2014, at which time Share Options under the LTIP were replaced by PSUs. The following table summarizes the number and value of outstanding option-based awards for each of the NEOs for the year ended December 31, 2020. Each unexercised option represents one underlying common voting share in the capital of the Corporation.

NEO	Unexercised Options (including those unvested)	Option Exercise Price	Option Expiry Date	Value of Unexercised In-the-Money Options Which Have Vested[a]	Value of Unexercised In-the-Money Options Which Have Not Yet Vested[b]
Martin R. Ferron	nil	nil	N/A	nil	nil
Joseph C. Lambert	14,600	$6.56	November 30, 2021	85,848	nil
	14,000	$2.75	September 19, 2022	135,660	nil
	17,100	$5.91	December 18, 2023	111,663	nil
	45,700			**$333,171**	
Barry W. Palmer	40,000	2.75	September 19, 2022	387,600	nil
	40,000			**$387,600**	
Jason W. Veenstra[c]	nil	nil	nil	nil	nil
Jordan A. Slator	5,000	$2.75	September 19, 2022	48,450	nil
	7,500	$5.91	December 18, 2023	48,975	nil
	12,500			**$97,425**	

[a] Value is the December 31, 2020 Closing Price of one NACG Common Share on the Toronto Stock Exchange, which was $12.44, less the option exercise price multiplied by the number of outstanding option-based awards as of December 31, 2020, as though the options were exercised on that date.
[b] All Stock Option grants have vested.
[c] No Stock Options have been granted to Mr. Veenstra.

Incentive Plan Awards Vested or Earned During the Year

No option-based awards vested during the year ended December 31, 2020. The following table sets forth the value of share-based awards and non-equity incentive plan compensation that vested or was earned by the NEOs during the year ended December 31, 2020:

NEO	Share-Based Awards – Value Vested During the Year ($)[a][b]	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Martin R. Ferron[c]	2,102,819	186,945
Joseph C. Lambert	568,905	81,761
Jason W. Veenstra	107,698	94,029
Barry W. Palmer	504,990	47,854
Jordan A. Slator	178,099	65,607

[a] Includes the value of reinvested dividends earned on DSUs during the calendar year ended December 31, 2020, multiplied by their fair market value on the record date ("FMV"), for all NEOs, with the exception of Mr. Slator, who does not hold any DSUs.
[b] Share-Based Awards - Represents the equity settlement of the RSUs and PSUs granted July 1, 2017, plus reinvested dividends, and in the case of PSUs, multiplied by the percentage of PSU Target Earned. The settlement is calculated as the number of RSUs and PSUs that matured during the calendar year ending December 31, 2020, multiplied by the Closing Price on the TSX on June 30, 2020, which was $8.51. The Corporation ranked in the 100th percentile for TSR performance against the 2017 peer group, resulting in a 200% PSU Performance Payout. See also (c) regarding Mr. Ferron's vested Share-Based Awards.
[c] Share-Based Awards - Represents the equity settlement of the PSUs granted to Mr. Ferron on July 1, 2017, plus reinvested dividends, multiplied by the percentage of PSU Target Earned, and the equity settlements of the 3rd tranche of the RSUs granted to Mr. Ferron on July 1, 2017, the 2nd tranche of RSUs granted to Mr. Ferron on July 1, 2018 and the 1st tranche of RSUs granted to Mr. Ferron on July 1, 2019, plus reinvested dividends. Calculated as the number of RSUs and PSUs that matured during the calendar year ending December 31, 2020, multiplied by the Closing Price on the TSX on June 30, 2020, which was $8.51.

Deferred Compensation Plans

The NEOs are given the opportunity to take up to 50% of their annual STIP in the form of Deferred Share Units "DSUs". This LTIP compensation component is encouraged by the Board, as it increases an NEO's ownership in the Corporation and promotes the pay for performance principle, where increased share price results in higher pay results. See below under "Deferred Share Unit Plan" in the Section on Board of Directors Compensation.

Termination and Change of Control Benefits

The Corporation has entered into employment agreements with each of the NEOs. The employment agreements clearly define the terms under which an NEO will be compensated in the event of his resignation, termination or in the event of a change in control and mitigates the financial risk to the Corporation. Mr. Ferron's and Mr. Lambert's most recent employment agreements entitle such NEOs to receive payments in the event of a change in control of the Corporation, followed by the termination without cause or resignation of the NEO (referred to as "Double Trigger"). None of the employment agreements with the other NEOs entitles the executive to receive a payment in the event of a change in control of the Corporation, following by the termination of the NEO. The table below describes how each compensation element is treated for each NEO in the event of termination or in the event of a change in control:

| NEO | Event | RSU Plan | | DSU Plan | Share Option Plan | Retiring Allowance | | |
		RSUs	PSUs	DSUs	Share Options	Salary	Annual Base Salary (Factor)	STIP
Executive Chairman (Formerly Chairman & CEO) Martin R. Ferron	Change in Control	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to remain as earned, but no settlement is triggered	All outstanding share options become exercisable.	No payment unless termination occurs following a Change in Control - "Double Trigger" (See Termination details below.)		
	Termination (other than for Cause)	Deemed to be earned and the maturity date is as of the termination date.	Deemed to be earned and the maturity date is as of the termination date.	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs	All unvested options accelerate and vest as of the termination date; Vested options are exercisable for 30 days.	Paid to Termination Date, plus Annual Base Salary x Factor	1.0x	1.0 x 90% of STIP target for the fiscal year in which the termination Date occurs.
President & CEO Joseph C. Lambert	Change in Control	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to remain as earned, but no settlement is triggered	All outstanding share options become exercisable for a period of time determined by the HRCC..	No payment unless termination occurs following a Change in Control - "Double Trigger" (See Termination details below.)		
	Termination (other than for Cause)	Deemed to be earned and the maturity date is as of the termination date.	Deemed to be earned and the maturity date is as of the termination date.	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs	Vested options are exercisable for 30 days	Paid to Termination Date, plus Annual Base Salary x Factor	1.5x	1.0 x 90% of STIP target for the fiscal year in which the termination Date occurs.
All other NEOs	Change in Control	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to be earned and the maturity date is the date the change of control is completed;	Deemed to remain as earned, but no settlement is triggered	All outstanding share options become exercisable.	No additional payments due.		
	Termination (other than for Cause)	Forfeited; Earned RSUs redeemed and settled.	Forfeited; Earned PSUs redeemed and settled.	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs	Vested options are exercisable for 30 days	Paid to Termination Date, plus Annual Base Salary x Factor	Mr. Veenstra (1.0x); Mr. Palmer (1.5x); Mr. Slator (1.5x)	Pro-rated to termination date x 90%

The table below shows the incremental payments, settlements or benefits to Mr. Veenstra, Mr. Palmer and Mr. Slator, that would have been triggered by, or would have resulted from, a termination or change in control as at December 31, 2020, based on their current executive employment agreements. For the most accurate disclosure, Mr. Ferron's compensation on a change in control or termination is reflected based on his current amended and restated employment agreement and the terms of his transition to Executive Chairman of the Board. For transparency, the terms of Mr. Lambert's most recent employment agreement are reflected below.

| NEO | Event | RSU Plan | | DSU Plan | Share Option Plan | Retiring Allowance | | | |
		RSU Value ($)[a]	PSU Value ($)[b]	DSU Value ($)[c]	Share Option Value ($)[d]	Salary ($)	Annual Base Salary (Factor)	STIP	Total ($)
Martin R. Ferron	Change in Control	980,040	2,233,650	nil	nil	nil	N/A	nil	**3,213,690**
	Termination (other than for Cause)	980,040	2,233,650	nil	nil	625,000	1.0x	562,500	**4,401,190**
Joseph C. Lambert	Change in Control	689,043	1,033,551	nil	333,171	nil	N/A	nil	**2,055,765**
	Termination (other than for Cause)	689,043	1,033,551	nil	333,171	855,000	1.5x	513,000	**3,423,765**
Jason W. Veenstra	Change in Control	423,196	634,774	nil	N/A	nil	N/A	nil	**1,057,970**
	Termination (other than for Cause)	nil	nil	nil	N/A	320,000	1.0x	288,000	**608,000**
Barry W. Palmer	Change in Control	382,979	574,468	nil	387,600	nil	N/A	nil	**1,345,047**
	Termination (other than for Cause)	nil	nil	nil	387,600	525,000	1.5x	315,000	**1,227,600**
Jordan A. Slator	Change in Control	159,018	238,514	nil	97,425	nil	N/A	nil	**494,956**
	Termination (other than for Cause)	nil	nil	nil	97,425	352,500	1.5x	148,050	**597,975**

[a] RSU value is the NOA Closing Price as of December 31, 2020 on the TSX, which was $12.44 (Canadian dollars), for all awarded RSUs, as though the earned units were settled on that date. Change of control accelerates vesting of RSUs; it does not increase the number. Termination other than for cause accelerates vesting of RSUs with respect to the CEO and results in forfeiture for other NEOs.

[b] PSU value is the NOA Closing Price as of December 31, 2020 on the TSX, which was $12.44 (Canadian dollars), for all awarded PSUs, as though the earned units were settled on that date, multiplied by the TSR performance factor at target (100%). Change of control accelerates vesting of PSUs; it does not increase the number. Termination other than for cause accelerates vesting of PSUs with respect to the CEO and results in forfeiture for other NEOs.

[c] DSU terms are not affected by a termination or change of control. The payout provisions remain the same regardless of the reason for departure.

[d] Share Option value is the December 31, 2020 Closing Price of one NACG Common Share on the Toronto Stock Exchange, which was $12.44, less the option exercise price multiplied by the number of outstanding option-based awards as of December 31, 2020, as though the options were exercised on that date.

The termination arrangements contained in each employment agreement are outlined for each NEO as follows:

Martin R. Ferron

In accordance with the provisions of Mr. Ferron's second amended and restated executive employment agreement effective January 1, 2021, Mr. Ferron resigned his position as CEO and assumed his current position as Executive Chairman until December 31, 2021, unless terminated earlier by him or by the Corporation. If his employment is terminated by the Corporation without cause, he will receive his pro rata annual base salary earned up to and including his retirement date of December 31, 2021. If his employment is terminated by the Corporation without cause, Mr. Ferron is entitled to a payment equal to 90% of the amount of his target STIP Award under the STIP for the then-current fiscal year, pro-rated to the date of termination, which equates to a maximum of $562,500. Mr. Ferron is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Ferron's employment agreement is dependent on Mr. Ferron's compliance with such non-competition and confidentiality agreements. In the event of a change of control and the voluntary termination of Mr. Ferron's executive employment contract, Mr. Ferron will receive a retiring allowance equal to one times his annual base salary which equates to $625,000; an additional retiring allowance equivalent to 90% of the STIP target which equates to $525,600; all earned RSUs and earned PSUs to be paid out and unvested options will accelerate and vest as of termination date.

Joseph C. Lambert

In accordance with the provisions of Mr. Lambert's second amended and restated executive employment agreement effective January 1, 2021, Mr. Lambert assumed his current position as President and CEO and is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one half times his annual base salary, which equated to $615,000 as of December 31, 2020, as COO, and $855,000, thereafter, as President and CEO. In addition, if his employment is terminated by the Corporation without cause, Mr. Lambert is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equated to a maximum of $369,000 as of December 31, 2020, as COO and $513,000, thereafter, as President and CEO. Mr. Lambert is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Lambert's employment agreement is dependent on Mr. Lambert's compliance with such non-competition and confidentiality agreements.

In the event of a change of control, (i) all Earned RSUs shall be redeemed and settled within 90 days of the Change of Control, (ii) all Restricted Share Units that are not earned shall be considered to be earned as of the Change of Control and shall be redeemed and settled within 90 days of the Change of Control, (iii) all Performance Share Units that are not earned shall be considered to be earned as of the Change of Control and shall be settled and redeemed following receipt of the results required to measure the performance criteria, and (iv) all options outstanding shall be deemed to vest immediately prior to the Change of Control and upon such vesting shall be immediately exercisable. Should Mr. Lambert terminate his employment with the Corporation within two years of the date of a Change in Control, Mr. Lambert's executive employment contract calls for a retiring allowance equal to one and one-half times his annual base salary which equates to $855,000; additional retiring allowance equivalent to 90% of the STIP target pro-rated to the termination date, which equates to a maximum of $513,000, (i) any and all options granted to the Executive pursuant to the Share Option Plan that are not vested as of the Termination Date, shall accelerate and vest as of the Termination Date, and all vested options to acquire Shares shall thereafter be exercisable in accordance with the terms of the Share Option Plan for 90 days following the Termination Date, (ii) all Restricted Share Units that are not earned shall be considered to be earned as the Termination Date and shall be settled and redeemed within 90 days of the Termination Date, and (iii) all Performance Share Units that are not earned shall be considered to be earned as of the Termination Date and shall be settled and redeemed following receipt of the results required to measure the performance criteria.

Jason W. Veenstra

In accordance with the provisions of Mr. Veenstra's amended and restated executed employment agreement with his appointment to Executive Vice President and Chief Financial Officer, effective March 1, 2020, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated on or prior to his fifth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one times his annual base salary, which equates to $320,000 as of December 31, 2020. If terminated after his fifth anniversary of employment, but prior to the tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one quarter times his annual base salary, which equates to $400,000 as of December 31, 2020. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one-half times his annual base salary, which equates to $480,000 as of December 31, 2020. In addition, if his employment is terminated by the Corporation without cause, Mr. Veenstra is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $288,000 as of December 31, 2020. Mr. Veenstra is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Veenstra's employment agreement is dependent on Mr. Veenstra's compliance with such non-competition and confidentiality agreements.

Barry W. Palmer

In accordance with the provisions of Mr. Palmer's second amended and restated executive employment agreement effective January 1, 2021, Mr. Palmer assumed his current position as Chief Operating Officer (COO) and is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one-half times his annual base salary, which equated to $480,000 as of December 31, 2020, as Senior Vice President, Operations, and $525,000, thereafter, as COO. In addition, if his employment is terminated by the Corporation without cause, Mr. Palmer is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equated to a maximum of $216,000 as of December 31, 2020, as Senior Vice President, Operations, and $315,000, thereafter, as COO. Mr. Palmer is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Palmer's employment agreement is dependent on Mr. Palmer's compliance with such non-competition and confidentiality agreements.

Jordan A. Slator

In accordance with the provisions of Mr. Slator's executed employment agreement with his appointment to Vice President and General Counsel effective October 1, 2019, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one-half times his annual base salary, which equates to $352,500 as of December 31, 2020. In addition, if his employment is terminated by the Corporation without cause, Mr. Slator is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $148,050 as of December 31, 2020. Mr. Slator is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Slator's employment agreement is dependent on Mr. Slator's compliance with such non-competition and confidentiality agreements.

Board of Directors Compensation

Director Compensation Table

The following chart summarizes all amounts of compensation provided to directors during the year ended December 31, 2020:

Director	Cash Fees Earned ($)	Share Based Awards Value ($)[a]	Total ($)
Ronald A. McIntosh	41,250	123,750	**165,000**
Bryan D. Pinney[b]	109,000	109,000	**218,000**
John J. Pollesel[c]	nil	175,000	**175,000**
Maryse C. Saint-Laurent[d]	87,500	87,500	**175,000**
Thomas P. Stan[e]	90,000	90,000	**180,000**
Jay W. Thornton[f]	nil	41,250	**41,250**
Kristina E. Williams	82,500	82,500	**165,000**
Total	**410,250**	**709,000**	**1,119,250**

[a] Amounts reflect grant date fair market value of DSUs as calculated in accordance with the deferred share unit plan. The fair market value is based on the value of a share on the market (TSX or NYSE) with the highest trading volume for the five-days preceding the grant date. The number of DSUs is calculated by dividing the DSU award value by the fair market value. Using the five-day fair market value provides a more accurate value of a share, reducing the risk of awarding a higher or lower number of units based on immediate share price escalation, or reductions on the grant date.
[b] Mr. Pinney was Chair of the Audit Committee and Lead Director for 2020.
[c] Mr. Pollesel was Chair of the Operations Committee for 2020.
[d] Ms. Saint-Laurent was Chair of the Governance and Sustainability Committee for 2020.
[e] Mr. Stan was Chair of the Human Resources and Compensation Committee for 2020.

[f] Mr. Thornton ceased to be a director on May 6, 2020.

The current Director compensation program was put in place effective January 1, 2020 after consultation with Mercer Canada. Under the program, each of the Corporation's non-employee Directors receives an annual retainer of $165,000, with the Lead Director and the chairs of each of the board committees receiving additional annual retainers as follows: Lead Director - $35,000, Chair of Audit Committee - $18,000, Chair of Human Resources and Compensation Committee - $15,000, Chair of Governance and Sustainability committee - $10,000, and Chair of the Operations Committee - $10,000. The Chair receives no remuneration in addition to that paid to him as an executive. All Directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their services pursuant to the Corporation's policies. Directors do not receive option-based awards, non-equity incentive plan compensation, pension compensation or any other compensation not detailed in this section.

Compensation Philosophy and Approach

The compensation of non-employee Directors is intended to attract highly qualified individuals with the capability to meet the demanding responsibilities of Board members and to align the interests of directors with those of the Corporation's shareholders. Non-employee director compensation is not incentive-based.

The HRCC assesses the adequacy and form of compensation paid to Directors in order to ensure that their compensation is competitive and reflects their responsibilities as directors. Periodically, the HRCC benchmarks directors' compensation against compensation paid by major Canadian public companies similar in size to the Corporation and will engage the services of a compensation consultant to report on relevant benchmark data and recommend appropriate compensation for directors.

Deferred Share Unit Plan

The Corporation's Deferred Share Unit Plan ("DSU Plan") was approved on November 27, 2007 by the Corporation's Board and became effective on January 1, 2008. DSUs may be granted to each member of the Board (the "Director Participants") as well as to certain senior management employees approved by the Board as being participants in the DSU Plan. As it existed throughout 2020, the DSU Plan provided that Director Participants receive 50% (or if they choose, up to 100%) of their fees in the form of DSUs. DSUs vest immediately upon grant and may be redeemed when the Participant ceases to hold office. In the event a director ceases to hold office, all DSUs will be redeemed by the Corporation within 21 days following: (a) in the case of directors that are U.S. taxpayers, the date of such termination; and (b) in the case of all other directors, by December 1 of the calendar year immediately following the year by which such termination takes place (unless an earlier date is elected by the director after termination). A Participant has no further rights respecting any DSU which has been redeemed. As and when dividends are paid on the Corporation's shares, DSUs are issued to holders in an amount equivalent to the dividend that would have been earned if the DSU was a share.

The following described the basic terms of DSUs issued in 2020:

Participants	Executives and Directors active on the grant date.
Vesting	Immediately "Earned" on date of grant.
Performance Measure	The settlement is based on the fair market value of a common share as of the Redemption Date. The fair market value is based on the value of a share on the market (TSX or NYSE) with the highest trading volume for the five-days preceding the settlement date.
Settlement Timing	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs for Canadian NEOs or Directors.
Cash Settlement	Settled in cash based on the fair market value of a share on the market with the highest trading volume for the five-days preceding the Redemption Date.
Change of control	Deemed to remain as earned, but no settlement is triggered.
Termination	Redeemed December 1st of the calendar year immediately following the year in which the termination occurs

The DSU Plan was subsequently amended as of January 1, 2021, to provide that Director Participants are to receive 60% (or if they choose, up to 100%) of their fees in the form of DSUs for so long as they do not meet applicable Share Ownership Guidelines but that for so long as the Director Participant is in compliance with applicable Share Ownership Guidelines, he or she could elect to receive as little as 0% of their compensation as DSUs.

Share Ownership Guidelines

One way that Board members demonstrate their commitment to the long-term success of the corporation is through share ownership. The Board has established Share Ownership Guidelines for directors which must be met within five years of being elected as a director. The Board periodically reviews its Share Ownership Guidelines, including having such guidelines reviewed by its compensation consultant Mercer Canada. Share Ownership Guidelines for 2020 required each director to own $412,500 of equity in the Corporation (i.e. 2.5x base annual compensation), in each case represented by NACG Common Shares and/or Deferred Share Units ("DSUs"). Such ownership level was to be achieved within five years of the initial appointment or election as a director. The achievement of the share ownership threshold was facilitated by the requirement for the directors to receive 50% of their annual fixed remuneration in the form of DSUs. Once the share ownership threshold was achieved, the number of NACG Common Shares and DSUs representing the compliance level were required to be held for at least 30 days to qualify. Thereafter that number of NACG Common Shares or DSUs were required to be maintained in order to remain compliant, regardless of a subsequent decrease in NACG Common Share price. Effective January 1, 2021, directors are required to hold $495,000 of equity in the Corporation (i.e. 3x base annual compensation), with the lead Director being required to hold $600,000 of equity in the Corporation (i.e. 3x the amount of base annual compensation plus lead director fee).

All current Directors comply with, or are on track to be in compliance with, these Share Ownership Guidelines.

Outstanding Share-Based Awards and Option-Based Awards

There were no outstanding share-based awards or option-based awards held by directors as at December 31, 2020, except for share-based awards and option-based awards held by Martin Ferron as an executive officer, disclosed above under "Incentive Plan Awards" and the following DSUs held by the independent directors:

	Share-Based Awards	
Director	Number of Vested Share-Based Awards Not Paid Out or Distributed	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed($)[a]
Ronald A. McIntosh	263,184	3,274,006
Bryan D. Pinney	148,998	1,853,541
John J. Pollesel	37,639	468,228
Maryse C. Saint-Laurent	11,342	141,100
Thomas P. Stan	44,711	556,206
Kristina E. Williams	10,825	134,659

[a] Value is the number of share-based awards (DSUs) on record as of December 31, 2020, multiplied by the NOA Closing Price as of December 31, 2020 on the TSX, which was $12.44 (Canadian dollars), as though the earned units were redeemed on that date.

Incentive Plan Awards - Value Vested or Earned During the Year

No option-based awards vested during the calendar year ended December 31, 2020, nor was any non-equity incentive plan compensation earned during the year by directors other than Martin Ferron as CEO.

The following table sets forth the value of share-based awards of the independent directors that vested during the year ended December 31, 2020:

Director	Share-Based Awards – Value Vested During the Year ($)[a]
Ronald A. McIntosh	164,077
Bryan D. Pinney	131,491
John J. Pollesel	179,156
Maryse C. Saint-Laurent	88,386
Thomas P. Stan	96,150
Kristina E. Williams	83,368

[a] Includes the value of DSUs and reinvested dividends earned during the calendar year ended December 31, 2020, multiplied by their fair market value on the record date ("FMV").

CORPORATE GOVERNANCE

Independence

The Board of Directors has determined that each of the directors, other than Martin Ferron and Joseph Lambert, is an independent director within the meaning of the rules of the New York Stock Exchange applicable to foreign private issuers and applicable Canadian securities laws. The Executive Chairman, Martin Ferron, and the President and Chief Executive Officer, Joseph Lambert, are each considered to have a material relation with the Corporation by virtue of their executive officer positions with the Corporation and are therefore not independent. Because the Chair of the Board is not independent, the Board has appointed one of its independent directors, Bryan D. Pinney, as Lead Director. The Lead Director's roles and responsibilities are set out in the attached Governance Policy and Board Mandate.

National Policy 58-201 – "Corporate Governance Guidelines" of the Canadian Securities Administrators recommends that boards of directors of reporting issuers be composed of a majority of independent directors. Further, listing requirements of the New York Stock Exchange applicable to foreign private issuers require that the Board be composed of a majority of independent directors. With six of the eight directors proposed to be nominated considered independent, the Board is composed of a majority of independent directors.

To facilitate open and candid discussion among the Corporation's independent directors, the Board holds in-camera sessions which exclude any non-independent directors and members of management. In-camera meetings are held as part of every regularly scheduled board meeting and are led by the Lead Director. In the fiscal year ended December 31, 2020, the board held four *in camera* sessions that excluded non-independent directors and members of management. Except for those *in camera* sessions, there were no formal separate meetings of independent board members that took place.

Directorships with Other Issuers

Currently, the following directors serve on the boards or act as trustees of other public companies, as listed below. As of the date of this Circular no Directors of the Corporation sit together on boards of other public corporations.

Name	Name of Reporting Issuer	Exchange	From
Ronald A. McIntosh	Advantage Oil & Gas Ltd.	TSX, NYSE	September, 1998
Bryan D. Pinney	Sundial Growers Inc.	NASDAQ	December 18, 2019
	TransAlta Corporation	TSX, NYSE	April, 2018
John J. Pollesel	First Cobalt Corporation	OTCQB, TSX-V	May, 2017
	Noront Resources Ltd.	TSX-V	June, 2017
Maryse Saint-Laurent	Turquoise Hill Resources Ltd.	TSX	January, 2017

Director Meeting Attendance and Committee Membership

During 2020 there were a total of 8 meetings of the Board, 4 meetings of the Audit Committee, 6 meetings of the Human Resources and Compensation Committee, 3 meetings of the Governance and Sustainability Committee and 6 meetings of the Operations Committee. The following chart illustrates the committee membership and attendance by directors at Board and Committee meetings during the year ended December 31, 2020.

	Board	Audit	Human Resources and Compensation	Governance and Sustainability	Operations
Martin R. Ferron	8 of 8	N/A	N/A	N/A	N/A
Ronald A. McIntosh	8 of 8	4 of 4	N/A	3 of 3	6 of 6
Bryan D. Pinney	8 of 8	4 of 4	6 of 6	3 of 3	N/A
John J. Pollesel	8 of 8	4 of 4	N/A	N/A	6 of 6
Maryse C. Saint-Laurent	8 of 8	N/A	6 of 6	3 of 3	N/A
Thomas P. Stan	8 of 8	N/A	6 of 6	N/A	6 of 6
Kristina E. Williams	8 of 8	4 of 4	N/A	N/A	6 of 6

- "N/A" means not on Committee in 2020

Board of Directors Mandate

The Corporation has adopted a Corporate Governance Policy and Board Mandate which sets the framework for how the Board approaches its mandate and addresses such things as (i) the responsibility of the Board to monitor the operation of the business, provide oversight of risk management, internal control and corporate communications, and approve the strategic and ethical directions of the Corporation, (ii) committees of the Board of Directors (which include an Audit Committee, Human Resources & Compensation Committee and Operations Committee), (iii) qualifications, responsibilities, orientation and education of the directors, and (iv) succession planning. The Corporate Governance Policy and Board Mandate for the Corporation is attached hereto as Schedule "A" and can be found on the Corporation's website at www.nacg.ca.

Position Descriptions

The position descriptions for the Chairman of the Board, the Lead Director, the Committee Chairs and the Chief Executive Officer, including their respective roles and responsibilities, are all set out in the attached Governance Policy and Board Mandate.

Orientation and Continuing Education

The Governance and Sustainability Committee, in conjunction with the Board Chair, the Lead Director and the Chief Executive Officer of the Corporation, is responsible for ensuring that new Directors are provided with an orientation and education about the business of the Corporation. New Directors are provided with written information about the duties and obligations of Directors, the structure and role of the Board and its Committees, the Board's mandate, Committee Charters, compliance requirements for directors, corporate policies as well as agendas and minutes for recent Board and Committee meetings and opportunities for meetings and discussion with senior management and other directors. The goal is to ensure that new directors fully understand the nature and operation of the Corporation's business.

Management encourages the Directors to attend relevant education and development opportunities to improve their skills and abilities to carry out the role as a director at the Corporation. Expenses associated with attendance at seminars, conferences and education sessions and/or membership to the Institute of Corporate Directors are reimbursed by the corporation.

Management has provided two sources of training and industry seminars which have been placed on the director extranet site and are updated regularly:

(a) Industry Conferences – Management updates this list as conferences are scheduled.

(b) Access to the Institute of Corporate Directors website – This website offers current information for directors and a variety of development opportunities.

Director Competencies Matrix

The following table lists the qualities, capabilities, competencies and skills of the Independent Directors standing for election at the Meeting, as well as their tenure as of the date of the Meeting:

Independent Director	Ronald A. McIntosh	Bryan D. Pinney	Maryse C. Saint-Laurent	Kristina E. Williams	Thomas P. Stan	John J. Pollesel
Gender	M	M	F	F	M	M
Age Range	75-79	65-69	60-64	40-44	60-64	55-59
Tenure Range at NACG	16-20	6-10	0-5	0-5	0-5	0-5
Competencies and Experience						
Governance						
Board Experience	✓	✓	✓	✓	✓	✓
Committee Experience	✓	✓	✓	✓	✓	✓
Chair Experience	✓	✓	✓		✓	
Leadership						
CEO	✓			✓	✓	✓
Senior Management	✓	✓	✓	✓	✓	✓
Industry Knowledge | Experience						
Mining / Earthmoving	✓		✓		✓	✓
Construction	✓	✓				✓
Heavy Equipment					✓	✓
Other Resources	✓	✓	✓		✓	✓
Technology Innovation				✓		✓
Financial Acumen						
Financial Literacy	✓	✓	✓	✓	✓	✓
Accounting Designation		✓				✓
Banking | Capital Markets	✓	✓	✓	✓	✓	✓
Operations | Management						
Business Development	✓	✓	✓	✓	✓	✓
Engineering	✓					✓
Project Management		✓			✓	✓
HR | Compensation		✓	✓		✓	✓
International	✓	✓	✓	✓		✓
Sales and Marketing		✓		✓		✓
Strategic Planning	✓	✓	✓	✓		✓
Enterprise Risk Management		✓	✓			✓
Information Technology						✓
Legal | Government | Environment						
Corporate Law			✓	✓		
Securities Law			✓			
Government Policy | Relations			✓	✓		
Health | Safety | Environment	✓				✓	✓
Social Responsibility			✓		✓	✓
Sustainable Practices						✓

Code of Conduct and Ethics Policy

In order to ensure that directors exercise independent judgment and to encourage and promote ethical standards and behaviour, the Board has a written Code of Conduct and Ethics Policy (the "Code") setting out general statements of conduct and ethical standards to be followed by all of the Corporation's directors, officers and employees. A copy of the Code may be obtained at the Corporation's website at www.nacg.ca.

In order to ensure compliance with the Code, the Board and the Corporation have implemented an ethics reporting policy (the "Reporting Policy"), a copy of which may be obtained at the Corporation's website at www.nacg.ca. The objectives of the Reporting Policy are to (i) provide a means of reporting non-compliance with the Code and (ii) to comply with the *Sarbanes Oxley Act* and securities regulations. Under the Reporting Policy, the Corporation's personnel are required to report any conduct which they believe, in good faith, to be a violation or apparent violation of the Code. The Corporation keeps the identity of the person making the report for every reported violation confidential, except as otherwise required by law, and a copy of all reported violations are confidential until action is taken to correct the violation, at which time the violation may become known (but not the identity of the individual filing the report). The Policy further provides that there is not to be any retaliation against the reporter.

The Corporation has the option to report violations of the Code either internally or externally in the following ways:

(a) internal reporting is through a supervisor, the Corporation's executive or its Board of Directors and its Committees;

(b) effective anonymous reporting is through an independent ethics reporting firm; or

(c) directly to the Chairman of the Board, the Lead Director or Audit Committee Chair.

In all cases there are two reviewers for each reported violation, which ensures an effective independent review and a control over segregation of reviewing responsibility to ensure that reported violations are investigated appropriately and thoroughly. For serious violations of the Code, the Audit Committee Chair, the Lead Director or the Board Chair will be advised immediately of the reported violation. All reported violations are summarized and provided to the Audit Committee at least quarterly. The Audit Committee Chair, the Lead Director and the Board Chair will have access, at all times, to the status and content of Reported Violations.

The Code provides additional safeguards to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest by requiring that all personnel avoid any activity which creates or gives the appearance of a conflict of interest between an individual's personal interests and the Corporation's interests. Specifically, the Code provides that, unless a waiver is granted, no personnel shall (i) seek or accept any personal loan or guarantee of any obligation or services from any outside business, (ii) act as a consultant or employee of or otherwise operate an outside business if the demands of the outside business would interfere with the employee's responsibilities to the Corporation, (iii) conduct business on behalf of the Corporation with a close personal friend or immediate family member, or (iv) take for themselves opportunities that arise through the use of the Corporation's property or information or through their position within the Corporation.

Governance and Sustainability Committee and Nomination of Directors

The Governance and Sustainability Committee is responsible for identifying, assessing and recommending to the board of directors new nominees for election to the board of directors by the shareholders at annual meetings or to fill vacancies on the board that occur between shareholder meetings. The Committee normally identifies potential new candidates through a combination of external search firms and by direct referral from board members or others. Potential candidates are vetted through a process of due diligence and are also interviewed by members of the Committee, the Chair, the Lead Director, and by other members of the board. After assessing potential candidates the Committee makes a recommendation to the Board. In addition to its role in identifying, assessing and recommending new candidates for board nomination, the Committee also conducts an annual review with respect to re-nomination of incumbents and makes recommendations to the board of directors regarding corporate governance matters, policies and practices generally, including with respect to environmental and social governance matters. For a more detailed description of the roles and responsibilities of the Governance and Sustainability Committee, see our most recently filed Annual Information Form, which can be found on SEDAR at www.sedar.com and on the Corporation's web site at www.nacg.ca. In accordance with the listing requirements of the New York Stock Exchange and applicable Canadian securities laws, the board of directors has affirmatively determined that the Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Governance and Sustainability Committee that is available on our website at www.nacg.ca. The Governance and Sustainability Committee is currently composed of Ronald McIntosh, Bryan Pinney and Maryse Saint-Laurent, with Ms. Saint-Laurent serving as Chair.

Human Resources & Compensation Committee

The Human Resources & Compensation Committee is charged with the responsibility for supervising board and executive compensation policies for the Corporation and its subsidiaries, overseeing administration of employee incentive plans, reviewing officers' salaries, approving significant changes in executive employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate. The board's process for determining compensation for the Corporation's executives is described in extensive detail above under "Compensation Discussion and Analysis". The process for determining board compensation involves obtaining the advice of independent compensation consultants to determine a market-competitive compensation package that aligns with the interests of shareholders and is comparative to the board compensation paid by our peer group. Based on such advice, the Committee makes periodic recommendations to the board regarding changes in compensation. For a more detailed description of the roles and responsibilities of the Human Resources and Compensation Committee, see our most recently filed Annual Information Form, which can be found on SEDAR at www.sedar.com and on the Corporation's web site at www.nacg.ca.In accordance with the listing requirements of the New York Stock Exchange and applicable Canadian securities laws, the board of directors has affirmatively determined that the Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Human Resources and Compensation Committee that is available on our website at www.nacg.ca. The Human Resources and Compensation Committee is currently composed of Thomas Stan, Bryan Pinney and Maryse Saint-Laurent, with Mr. Stan serving as Chair.

Audit Committee

The Audit Committee recommends independent public accountants to the Board of Directors, reviews the quarterly and annual financial statements and related management discussion and analysis, press releases and auditor reports, and reviews the fees paid to our auditors. The Audit Committee approves quarterly financial statements and recommends annual financial statements for approval to the Board. For a more detailed description of the roles and responsibilities of the Governance and Sustainability Committee, including the full text of its written charter, see our most recently filed Annual Information Form, which can be found on SEDAR at www.sedar.com and on the Corporation's web site at www.nacg.ca. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities, our board of directors has affirmatively determined that our Audit Committee is composed solely of independent directors. The Audit Committee is currently composed of Bryan Pinney, Ronald McIntosh, John Pollesel and Kristina Williams, with Mr. Pinney serving as Chair.

Operations Committee

The Operations Committee is responsible for monitoring, evaluating, advising and making recommendations on matters relating to the health and safety of our employees, the management of our health, safety and environmental risks, due diligence related to health, safety and environment matters, as well as the integration of health, safety, environment, economics and social responsibility into our business practices, overseeing all of our non-financial risks, approving our risk management policies, monitoring risk management performance, reviewing the risks and related risk mitigation plans within our strategic plan, reviewing and approving tenders and contracts greater than $50 million in expected revenue and any other matter where board guidelines require approval at a level above CEO, and reviewing and monitoring the Corporation's insurance policies. For a more detailed description of the roles and responsibilities of the Operations Committee, see our most recently filed Annual Information Form, which can be found on SEDAR at www.sedar.com and on the Corporation's web site at www.nacg.ca. The board of directors has affirmatively determined that the Operations Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Operations Committee that is available on our website at www.nacg.ca. The Operations Committee is currently composed of Ronald McIntosh, John Pollesel, Thomas Stan and Kristina Williams, with Mr. Pollesel serving as Chair.

Board Assessment

The board, its committee and the directors are regularly assessed with respect to their effectiveness and contribution. At each regular quarterly meeting of the board and each of its committees, an *in camera* session is held separate from management in which, among other things, the board and each committee perform self-assessments. Such quarterly assessments are conducted through frank and open discussion among board members or committee members, as applicable. On an annual basis the board conducts a more formal peer review survey. Under the annual peer review process, the General Counsel for the Corporation circulates questionnaires to be filled out on a confidential basis by all directors addressing such topics as independence, roles and responsibilities, leadership, director selection, competencies and development, agendas meetings and minutes, board relationships and communication, information and internal reporting, board dynamics and decision making, strategic responsibilities, financial reporting and internal controls and individual director effectiveness and contribution. The responses to such surveys are reviewed by the Chair of the Governance and Sustainability Committee and by the Lead Director, who then present a summary of key comments or issues identified to the board as a whole for discussion. Any changes resulting from such discussion are then implemented.

Director Term Limits

The Corporation has not adopted term limits for its directors. In the view of the Corporation, optimal governance is aided by a combination of board renewal and board continuity. The Governance and Sustainability Committee considers and assesses Board and committee composition on a regular basis as well as performing peer review assessments with an eye to ensuring the Board and its committees are comprised of persons having the qualifications, skills, knowledge, experience and expertise necessary for effective governance of the Corporation. Any shortcomings identified by the Operations Committee are brought forward to the Board and recommendations for recruitment or other change are made as are determined by the Board to be in the best interests of the Corporation. Our eight nominees, who are all also current members of the Board, have an average tenure of 5 years and 3 months.

Board and Senior Management Diversity

We consider diversity and inclusion to be important building blocks of our company culture. Paired together, these two fundamental forces help build a corporate culture that encourages, supports, and celebrates the diverse voices of our employees. It fuels our innovation and connects us closer to our customers and the communities we serve. Part of our strategy to build this inclusive and diverse base includes strengthening and diversifying our Board and senior management teams. The Board believes that having a diversity of perspectives and viewpoints among its members and among senior management is a significant benefit to the Corporation. To these ends, the Corporation has established a written Board and Senior Management Diversity Policy that requires the Board and the Governance and Sustainability Committee, when identifying, nominating, and selecting candidates for appointment or election to the Board and to senior management positions, to consider:

> (a)   the qualifications, skills, knowledge, experience and expertise of each potential candidate and the way in which the same would complement the qualifications, skills, knowledge, experience and expertise of existing Board members or members of senior management; and

> (b)   whether each potential candidate is a woman, aboriginal person, person with disabilities or member of a visible minority and the extent to which such candidate's appointment would advance the Corporation's diversity objectives.

In this regard the Board has set a target of having women comprise at least 30% of its members by December 31, 2022. The Corporation took measures towards meeting its target in 2019 by appointing two women to the Board, bringing the total board positions held by women from zero to two out of eight, or 25%, of all board positions. Upon election of the directors put forward for nomination at the Meeting to which this Circular relates, women will continue to hold two of eight, or 25%, of all board positions.

The Board has also set a target of having women comprise 30% of senior management positions by December 31, 2025. These targets were only recently adopted, in 2021. To date the Corporation has no women in senior management positions but has implemented a plan to invest in leadership development for women employees to reinforce leadership knowledge, skills, and abilities required to ultimately fill senior management positions. We have also implemented a succession and development program designed to identify key women within the organization to train for management and supervisory positions.

The Board and the Governance and Sustainability Committee have been charged with the responsibility of ensuring that the Board and Senior Management Diversity Policy, and the targets established thereunder, are implemented and that the effectiveness of such policy is assessed regularly and no less than once per year. Under the Board and Senior Management Diversity Policy management is required to report to the Governance and Sustainability Committee and to the Board at least annually on the programs and processes that have been implemented by the Corporation for the purpose of advancing women in senior management roles and the progress achieved under those programs and processes.

The Board has not set any specific targets for representation of aboriginal persons, persons with disabilities or members of visible minorities on the board or in senior management positions at this time, nor does it presently have any persons within such designated groups on its board or in senior management positions. The Board has determined that it is not of sufficient size to make such targets practical within a reasonable timeframe and does not wish to set such a long timeframe as to make the targets meaningless. The Board and Governance and Sustainability Committee does give consideration to factors, however, and will periodically reassess the issue of specific targets.

Securities Authorized for Issuance Under Equity Compensation Plan

The following table sets forth the number of securities remaining available for future issuance under the Corporation's equity incentive plans as at March 15, 2021:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Figure in column (a) as a percentage of issued and outstanding NACG Common Shares	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[i]	Figure in column (d) as a percentage of issued and outstanding NACG Common Shares
	(a)	(b)	(c)	(d)	(e)
Equity compensation plans approved by security holders	110,400	0.36%	3.84	3,063,194	10.0%
Equity compensation plans not approved by security holders	N/A	N/A	N/A	N/A	N/A
Total	110,400	0.36	3.84	3,063,194	10.0%

[i] The Share Option Plan states that the Compensation Committee may issue options, provided that the aggregate number of NACG Common Shares that may be issued from treasury under the Share Option Plan may not exceed 10% of the number of issued and outstanding NACG Common Shares on a non-diluted basis immediately prior to the proposed option issuance.

Annual Burn Rate

In accordance with the requirements of section 613 of the TSX Company Manual, the following table sets out the burn rate of the awards granted under the Corporation's security based compensation arrangements as of the end of the financial year ended December 31, 2020, and for the two preceding financial years. The only security based compensation arrangement included in the calculations below is the Share Option Plan. The Corporation's RSU Plan (which provides for the granting of RSUs and PSUs) and DSU Plan are not included as awards granted under those plans are not settled with shares issued from treasury. The burn rate is calculated by dividing the number of securities granted under the Share Option Plan during the relevant fiscal year by the weighted average number of NACG Common Shares outstanding for the applicable fiscal year. Because no options have been granted in the previous three years, the burn rate for each year is **0%**.

	2020	2019	2018
Burn rates	0%	0%	0%

Indebtedness of Directors and Officers

None of the directors, executive officers or employees of the Corporation or any of its subsidiaries, nor any of the former directors, executive officers or employees of the Corporation or any of its subsidiaries, had any outstanding indebtedness to the Corporation or any of its subsidiaries, nor to any other entity where the indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, during the year ended December 31, 2020, or as at the date of this Circular.

Interest of Informed Persons in Material Transactions

At no time since the beginning of the Corporation's last completed fiscal year, has any informed person of the Corporation (as such term is defined under applicable securities laws), any proposed director of the Corporation or any associate or affiliate of any such informed person or proposed director had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries except as disclosed in the "Interest of Management and Others in Material Transactions" section of the Corporation's Annual Information Form.

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Secretary of the Corporation at North American Construction Group Ltd., 27287 – 100 Avenue, Acheson, Alberta, T7X 6H8:

(a) the most recent Annual Report to Shareholders containing the audited consolidated financial statements for the year ended December 31, 2020 together with the accompanying Auditor's Report and the MD&A;

(b) this Circular; and

(c) the most recent Annual Information Form.

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com, the Securities and Exchange Commission's website at www.sec.gov and the Corporation's web site at www.nacg.ca. Financial information of the Corporation is provided in the Corporation's audited consolidated financial statements and MD&A for the Corporation's most recently completed fiscal year.

GENERAL

All matters referred to herein for approval by NACG Shareholders, other than the election of directors, require a simple majority of the NACG Shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

Proposals of shareholders intended to be presented at the Corporation's annual meeting of shareholders in 2022 and which such shareholders are entitled to request be included in the Information Circular for that meeting must be received at the Corporation's principal executive offices not later than January 7, 2022.

APPROVAL OF PROXY CIRCULAR

The undersigned hereby certifies that the contents and the distribution of this Circular have been approved by the Board of Directors of the Corporation.

DATED at Edmonton, Alberta, this 23th day of March, 2021.

/S/ Joseph Lambert

President & Chief Executive Officer

SCHEDULE A

RESOLUTION APPROVING UNALLOCATED OPTIONS UNDER THE SHARE OPTION PLAN

RESOLVED THAT:

1. All unallocated options issuable pursuant to the Corporation's Share Option Plan are hereby approved and authorized until May 5, 2024; and

2. Any officer of the Corporation is hereby authorized and directed to do all such acts and things as in his or her opinion may be necessary or desirable to give effect to the foregoing.

SCHEDULE B - CORPORATE GOVERNANCE POLICY AND BOARD MANDATE

1   Introduction

The Board is responsible for the stewardship of the Corporation as well as supervision of the management of the business and affairs of the Corporation. The Board is committed to following corporate governance practices that help ensure the Board serves the best interests of the Corporation in discharging those responsibilities. This Policy sets out the framework for those corporate governance practices.

2   Objectives

The objectives of this Policy are to:

(a)   establish a framework to assist the Board in achieving good corporate governance in all aspects of the Corporation's business; and

(b)   ensure compliance with the governance requirements of applicable regulators and stock exchanges.

3   Definitions

In this Policy:

(a)   **"Board"** means the board of directors of the Corporation;

(b)   **"CEO"** means the Chief Executive Officer of the Corporation;

(c)   **"Chair"** or **"Board Chair"** means the chair of the Board;

(d)   **"Committee"** means any committee of directors established by the Board for the purpose of carrying out certain delegated functions of the Board;

(e)   **"Committee Chair"** means the chair of any Committee;

(f)   **"Corporation"** means North American Construction Group Ltd.;

(g)   **"Executive Officer"** means the CEO, President, Chief Operating Officer, Chief Financial Officer, each Vice-President of the Corporation and the Executive Chair, if one is appointed; and

(h)   **"Lead Director"** means the lead director appointed under Section 5.5, if applicable.

4   Scope

This Policy applies to all activities of the Board.

5   Policy

5.1   Directors

The Board has determined that it will be comprised of at least 6 directors in order to fill all of the Committees required for an effective governance structure and to meet the regulatory requirements of applicable stock exchanges. The Board has also determined that there will be no more than 10 directors in order to encourage lively, informed discussion and facilitate decision-making while managing the costs of operating the Board.

Directors are expected to use their skill and experience to provide oversight to the business of the Corporation. Directors are expected to attend meetings and to be prepared to participate actively and knowledgeably. A full description of the responsibilities of each director is set out in Appendix A.

5.2   Chair

The Board will elect a Chair who shall remain as the Chair until such time as he or she retires or until an alternate Chair is selected. The Chair may be an executive Chair or a non-executive Chair. The position description for the Chair is set out in Appendix B.

5.3 Committees

In order to ensure effective management of the workload and concurrently meet the regulatory requirements of applicable stock exchanges the Board will delegate certain of its responsibilities to the following Committees:

(a) Audit Committee

(b) Governance and Sustainability Committee

(c) Human Resources and Compensation Committee

(d) Operations Committee

The Board will appoint a Committee Chair for each Committee from among the members of the Committee. The position description for Committee Chairs is set out in Appendix C.

Each Committee will prepare a charter to describe its responsibilities and will annually review its charter to ensure it is current. Each Committee charter, and any amendments, will be reviewed and approved by the Governance and Sustainability Committee and the Board and publicly disclosed on the Corporation's website once approved.

Each Committee will perform an assessment of its effectiveness each year based on the guidelines set by the Governance and Sustainability Committee and will report the findings of that annual review to the Board.

5.4 Board and Committee Composition

The Board will periodically review Board and Committee composition, consider and approve the nomination of directors recommended by the Governance and Sustainability Committee, fill vacancies among the directors, appoint additional directors and appoint directors to Committees.

5.5 Director Qualifications and Diversity Criteria

In addition to having a Board comprised of highly experienced and skilled individuals, having a diversity of perspectives and viewpoints among its members is a significant benefit to corporate governance. To this end, the Board will, when identifying and selecting candidates for appointment or election to the Board, consider:

(a) what competencies, qualifications, skills, knowledge, experience and expertise the Board, as a whole, should possess;

(b) the competencies, qualifications, skills, knowledge, experience and expertise of existing Board members;

(c) the competencies, qualifications, skills, knowledge, experience and expertise of potential candidates and the way in which the same would complement that of existing Board members;

(d) whether a potential candidate can devote sufficient time and resources to his or her duties as a board member; and

(e) the diversity criteria set out in the Board and Senior Management Diversity Policy as well as any diversity targets established in such policy.

Diversity of perspectives and viewpoints at the executive level is equally as important as at the Board level and, accordingly, the Board will also consider the diversity criteria and targets, if applicable, set out in the Board and Senior Management Diversity Policy when identifying and selecting candidates for appointment to Executive Officer positions.

5.6 Independence

The Board will be comprised of a majority of independent directors. Each member of the Audit Committee, the Governance and Sustainability Committee and the Human Resources and Compensation Committee must be an independent director.

The Board has determined that an independent director is a director who is not a member of management and who does not have a relationship with the Corporation or with management that may affect or be perceived to affect, the director's ability to act in the best interests of the Corporation. A director is not independent if he or she does not satisfy the independence requirements contained in any applicable securities legislation or regulation or in the rules or policies of any applicable regulator or stock exchange on which the Corporation's securities are listed for trading. The Board may adopt other categorical standards for determining whether a director is independent and will review the independence of each of the non-management directors annually.

The CEO of the Corporation may serve as a director of the Corporation and, if appointed to the Board, will be the only management director except to the extent and executive Chair is appointed.

In the event the Board determines that it is appropriate and in the best interests of the Corporation to have the same individual serve concurrently as both Chair and CEO, the Board may make such appointment. In such case, or in the case where an executive Chair is appointed, the Board will appoint an independent director (the "Lead Director") to act as the effective leader of the Board, to ensure that the Board's agenda will enable the Board to successfully carry out its duties and to facilitate the Board's exercise of independent judgment in carrying out its duties. The position description for the Lead Director is set out in Appendix D.

The Board has adopted a policy of meeting *in camera*, with only independent directors present, at each regularly scheduled Board meeting. *In camera* sessions are of no fixed duration and participating directors are encouraged to raise and discuss any issues of concern.

Directors are expected to speak and act independently, respecting differing views held by other directors and management.

5.7   Interlocks

An interlock occurs when two or more directors of the Corporation are members on the same board of directors of another public company. No more than two directors may sit on the same public company board without the prior consent of the Board. In considering whether or not to permit more than two directors to serve on the same board, the Board must take into account all relevant considerations including, in particular, the total number of Board interlocks at that time. Also, none of the members of the Audit Committee may serve on more than three public company audit committees without Board approval.

5.8   Strategic Planning

The Board will adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Corporation.

5.9   Oversight of Risks

The Board in discharging its oversight responsibilities, must satisfy itself that the risk management policies and procedures designed and implemented by the Corporation's senior management are consistent with the Corporation's strategy and risk appetite. The Board must insist on the implementation of appropriate systems to manage the Corporation's principal risks, including the implementation of appropriate internal controls and management information systems. The Board must also foster an enterprise-wide culture that supports appropriate risk awareness, behaviors and judgments, as well as one that recognizes and addresses risk-taking beyond the Corporation's determined risk appetite.

5.10   Ethics and Conflicts of Interest

The Board is responsible for ensuring a culture of integrity within the Corporation and in fulfilling that responsibility will:

(a)   satisfy itself as to the integrity of the Executive Officers and that the Executive Officers create a culture of integrity throughout the organization;

(b)   approve and adopt a Code of Conduct and Ethics Policy applicable to directors, officers and employees of the Corporation and periodically review the same to ensure conformance with evolving best practices for corporate governance;

(c) monitor compliance with the Code of Conduct and Ethics Policy, address and respond to any material departures from the same by any director or Executive Officer that come to the attention of the Board, consider any request for a waiver from the provisions of the same for the benefit of any director or Executive Officer and grant any such waiver if determined by the Board to be appropriate and in the best interests of the Corporation; and

(d) ensure that, in conducting its business, the Board avoids conflicts of interest by directors.

A director has a conflict if he or she is:

(a) a party to a material contract or transaction or proposed material contract or transaction with the Corporation;

(b) a director or officer of any entity which is a party to a material contract or transaction or proposed material contract or transaction with the Corporation; or

(c) a person who has a material interest in any entity which is a party to a material contract or transaction or proposed material contract or transaction with the Corporation.

Immediately upon becoming aware of an actual or potential conflict of interest a director shall inform the Chair as well as the Lead Director if a Lead Director has been appointed. The director shall also advise the CEO and the corporate secretary of the conflict.

Because it may be impractical for a director who serves as a director or officer of another entity or who has a material interest in another entity to know that the entity is entering into a material contract or transaction with the Corporation (and therefore to give notice of every such material contract or transaction), it is sufficient for the director to deliver a general notice to the Board declaring that he or she is a director or officer or has a material interest in an entity and is to be regarded as interested in any material contract or transaction made with that entity. To minimize the possibility of a conflict of interest not being identified, directors will provide to the Corporation and update annually, a list of all shares and options held in the Corporation and all other director positions held in other organizations. Any director owning more than 10% of the outstanding shares of any company or other organization should disclose this ownership to the Corporation's corporate Secretary.

5.11 Director Compensation

The Board will compensate directors in a form and amount that is fair and appropriate for the services they perform and which is customary for comparable companies, having regard to such matters as time commitment, responsibility and trends in director compensation.

The Board, based upon recommendations of the Compensation Committee, will periodically review the adequacy and form of directors' compensation, including compensation of the Chair, the Lead Director and the Committee Chairs, to ensure that it is competitive and realistically reflects the responsibilities and risks involved in being a director.

To more closely align the interests of directors and the Corporation's shareholders, a portion of the directors' fees may be paid in the form of equity, which may be in the form of deferred share units or other stock-based compensation. In addition, directors are encouraged to hold shares of the Corporation for their own accounts.

A management director will not receive additional compensation for Board service.

5.12 Orientation and Education for Directors

The Board, in conjunction with management, will provide an orientation program for new directors. The Board will ensure that all new directors understand the role of the Board and its Committees. Each director will be provided with a copy of all of the corporate governance policies and charters. Management will conduct orientation sessions with new directors to review the Corporation's business, issues, risks and opportunities.

The Board, in conjunction with management, will provide continuing education opportunities for all directors so that individuals may maintain or enhance their skills and abilities as directors on an ongoing basis.

Management will provide directors with opportunities to increase their knowledge and understanding of the Corporation's business and to ensure their understanding of the Corporation's business remains current.

5.13   Executive Team

The Board, at the recommendation of the Human Resources and Compensation Committee, will appoint the Executive Officers of the Corporation and will monitor their performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value. The Board, at the recommendation of the Human Resources and Compensation Committee, will ensure that Executive Officers receive training and education as determined by the Board to be appropriate to ensure their ongoing professional development and improvement.

The Board expects management succession planning to be an ongoing activity to be reviewed and approved by the Board. This planning process will include, on a continuing basis, the CEO's recommendation of a successor in the event of an unexpected incapacitation of the CEO.

5.14   Access to Advisors

The Board and each Committee will have access to independent legal, accounting, financial and other advisors as each deems necessary or appropriate to assist the Board or Committee in the conduct of its respective duties. The engagement of such advisors will be at the expense of the Corporation.

Any individual director who wishes to engage a non-management advisor at the expense of the Corporation to assist on matters involving his or her responsibilities as a director must review the request with and obtain the authorization of the Chair. Authorization of the Lead Director must also be obtained where a Lead Director has been appointed.

5.15   Term Limits

As set out in the by-laws, the election of directors will take place at each annual meeting of shareholders where the terms of all directors then in office shall be deemed to end. If qualified, however, each shall be eligible for re-election. The Board has determined that fixed term limits for directors should not be established. The Board is of the view that such a policy would have the effect of forcing directors off the Board who have developed, over a period of service, considerable insight into the Corporation and who, therefore, can be expected to provide an increasing contribution to the Board. At the same time, the Board recognizes the value of some turnover in Board membership to provide ongoing input of fresh ideas and reviews annually the composition of the Board in light of its strategic direction.

5.16   Evaluation

The Board is responsible to ensure the continued effectiveness of the Board, its Committees and the individual directors and to foster a process of continuing improvement. Each director will periodically participate in a Board and Committee effectiveness assessment as well as an individual assessment by the director's peers. Board and Committee assessments will consider, among other things, the effectiveness of the Board or Committee in achieving its mandate as set out in this Policy or the relevant Committee charter, as applicable. Individual peer assessments will consider, among other things, the competencies and skills the individual director is expected to bring to the Board, the director responsibilities set out in Appendix A and the applicable position descriptions for any director serving as Board Chair, Lead Director or the chair of any Committee. The Governance and Sustainability Committee is responsible for establishing the process for Board, Committee and individual director assessments.

APPENDIX A: Responsibilities of Directors

Directors are expected to:

- Understand and fulfill the legal requirements and fiduciary and other obligations of a director.

- Act honestly and in good faith with a view to the best interests of the Corporation.

- Exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

- Participate, as necessary, in the review and approval of Corporation policies and strategies and in monitoring their implementation.

- Exercise their directors' powers for the purposes for which they are intended.

- Comply with the Corporation's Code of Conduct and Ethics Policy.

- Disclose to the Board when their personal interests and their duty to the Corporation are brought into conflict.

- Use their abilities, experience and influence constructively.

- Respect the confidentiality of fellow Board members and of the Corporation.

- Understand the difference between governing and managing and not encroach on management's mandate and areas of responsibility.

- Participate, as requested by the Board, on Board Committees. The Board will endeavour to limit a director's participation to two Committees in order to enable the director to give proper attention to each Committee, as well as to the Board. Committee members are expected to become knowledgeable about the purpose and goals of the relevant Committees, as well as the process of Committee work and the role of management, staff and outside advisors supporting the Board's Committees.

- When appropriate, communicate with the Board Chair and the CEO between meetings and be responsive when an officer of the Corporation or member of the Board desires to communicate between meetings.

- Prepare for Board and Committee meetings in advance.

- Attend all regular scheduled Board and Committee meetings in person or by other electronic means. A director will notify the Board Chair or the CEO if he or she will not be able to attend or participate in a meeting.

- Become sufficiently knowledgeable about the Corporation's business, services, principal regulators and industry.

- Develop an understanding of the role of the Corporation in the communities in which it operates.

- Maintain an understanding of the legislative, business, social and political environments within which the Corporation operates.

- Maintain an understanding of the strategic planning process and principal risks of the Corporation.

- Remain knowledgeable about the executive management structure and overall management of the Corporation.

- Keep abreast of corporate governance developments and emerging best practices in corporate governance.

- Take part in a periodic performance review of the Board as a whole and of any Committee to which he or she is a member in an honest and positive manner in order to contribute to continuous improvement in relation to the functioning of the Board and the Committees.

APPENDIX B: Board Chair – Position Description

1 Introduction

1.1 This position description is intended to identify the specific responsibilities of the Board Chair of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.

1.2 The Board Chair shall be appointed by the Board and will hold office until such time as he or she resigns or is replaced by a majority vote of the Board.

1.3 The prime responsibility of the Board Chair is to provide leadership to the Board in matters relating to the effective execution of all Board responsibilities.

1.4 The Board Chair's performance will be measured against the effectiveness with which the Board functions, including satisfaction of Board members regarding the functioning of the Board.

1.5 The responsibilities of the Board Chair are to be carried out consistently with the principles stated in the Corporation's Code of Conduct and Ethics Policy.

1.6 The responsibilities of the Board Chair are to be carried out in conjunction and cooperation with the Lead Director when a Lead Director has been appointed. In any case where the Lead Director has a specific responsibility that overlaps or conflicts with the responsibilities of the Board Chair, the Board Chair's responsibilities are to be interpreted as being subject to the concurrence of the Lead Director.

2 Board Leadership

The Board Chair has the responsibility to:

2.1 Provide leadership in ensuring that the Board works harmoniously as a cohesive team.

2.2 Facilitate the Board functioning independently of management by ensuring that independent directors meet regularly without management or other non-independent directors present as well as by engaging outside advisors as required.

2.3 Provide guidance to the Board and management to ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between Board and management responsibilities are clearly understood and respected.

2.4 Attend Committee meetings and communicate with directors between meetings, as required.

2.5 Establish procedures to govern the Board's work including:

- working with the CEO and Corporate Secretary to schedule meetings of the Board and its Committees;

- developing the agenda for Board meetings with input from other directors and management;

- working with the CEO and Corporate Secretary to ensure that proper and timely information is delivered to the Board;

- working with the CEO to ensure that the conduct of Board meetings provides adequate time for serious discussion of relevant issues;

- chairing all meetings of the Board, to the fullest extent possible;

- encouraging full participation, stimulating debate, facilitating consensus and ensuring clarity regarding decision-making;

- in conjunction with the Lead Director if applicable, ensuring that independent directors have the opportunity to meet *in camera* at each meeting of the Board;

- ensuring that any decisions arising from in-camera sessions are conveyed to the Secretary to be included in the minutes of the meeting;

- ensuring that the Board has appropriate administrative support; and

- addressing complaints, questions and concerns regarding Board matters, including consideration and approval of a director's request to engage a non-management advisor at the Corporation's expense.

3   Board Development

The Board Chair has the responsibility to:

3.1 Assist the Governance and Sustainability Committee in implementing the Board assessment process and lead the Board in discussing the results.

3.2 Lead in continuous improvement of Board processes and provide directors with opportunities to increase their knowledge and understanding of the Corporation's business.

3.3 Upon recommendation of the Governance and Sustainability Committee, and in conjunction with the Lead Director if applicable, approach new candidates to serve on the Board.

4   Working with Management

The Board Chair has the responsibility to:

4.1 Represent shareholders and the Board to management and represent management to the Board and shareholders.

4.2 Work with the Board and the CEO to ensure that the Corporation is building a healthy governance culture.

4.3 Assist in effective communication between the Board and management, including follow-up of major items required by management or the Board.

4.4 Communicate openly and effectively with the CEO regarding strategy, corporate risks, governance, overall performance of the Corporation and feedback from directors.

4.5 Maintain regular contact with the CEO to keep well informed on the major affairs and operations of the Corporation.

4.6 Assist the Compensation Committee in monitoring and evaluating the performance of the Executive Officers and ensuring succession plans are in place at the senior management level.

4.7 Serve as advisor to the CEO and other Executive Officers.

5   Shareholder Relations

The Board Chair has the responsibility to:

5.1 Chair annual and special meetings of the shareholders.

5.2 Receive concerns addressed to the Board from stakeholders about the Corporation's corporate governance, business conduct and ethics or financial practices. The Board Chair will inform and consult with management to determine an appropriate response.

APPENDIX C: Committee Chair – Position Description

1   Introduction

1.1 This position description is intended to identify the specific responsibilities of each Committee Chair of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.

1.2 Each Committee Chair shall be an independent director and shall be appointed by the Board. Each Committee Chair will hold office until such time as he or she resigns or is replaced by a majority vote of the Board.

1.3 The prime responsibility of each Committee Chair is to provide leadership in matters relating to the effective execution of all Committee responsibilities.

1.4 Each Committee Chair's performance will be measured based on the satisfaction of Committee members and of the Board regarding the functioning of the Committee.

1.5 The responsibilities of each Committee Chair are to be carried out in a manner consistent with the principles stated in the Corporation's Code of Conduct and Ethics Policy.

2   Role and Responsibilities

Each Committee Chair has the responsibility to:

2.1 provide leadership in ensuring that the Committee works harmoniously as a cohesive team;

2.2 facilitate the Committee functioning independently of management by meeting regularly without management and engaging outside advisors as required;

2.3 communicate with Committee members between meetings as required;

2.4 facilitate information sharing with other Committees, as required, to address matters of mutual interest or concern;

2.5 lead in continuous improvement of Committee processes and provide Committee members with opportunities to increase their knowledge and understanding of the Corporation's business;

2.6 assist in effective communication between the Committee and management, including follow-up of major items required by management, the Board or by the Committee;

2.7 establish procedures to govern the Committee's work including:

- work with the CEO and Corporate Secretary to schedule meetings of the Committee;

- develop the agenda for Committee meetings with input from the Board Chair, other Committee members and management;

- work with the Board Chair, CEO and Corporate Secretary to ensure that proper and timely information is delivered to the Committee;

- work with the Board Chair and CEO to ensure that the conduct of Committee meetings provides adequate time for proper discussion of relevant issues;

- chair all meetings of the Committee;

- encourage full participation, stimulating debate, facilitating consensus and ensuring clarity regarding decision-making;

- report regularly to the Board on the activities of the Committee, including the results of meetings and reviews undertaken and any associated recommendations;

- brief the Board Chair and the Lead Director, if one has been appointed, regularly on the key issues facing the Committee;

- work with the Corporate Secretary to obtain appropriate administrative support for the Committee; and

- address complaints, questions and concerns regarding Committee matters.

APPENDIX D: Lead Director – Position Description

1   Introduction

1.1   This position description is intended to identify the specific responsibilities of the Lead Director of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.

1.2   The Lead Director shall be an independent director and shall be appointed by the Board to serve in that role when the Chair of the Board is not considered to be independent as required under securities laws. The Lead Director will hold office until such time as he or she resigns or is replaced by a majority vote of the Board or until such time as the Board determines that the Chair of the Board is deemed to be independent.

1.3   The prime responsibilities of the Lead Director are to act as the effective leader of the Board, to ensure that the Board's agenda will enable the Board to successfully carry out its duties and to facilitate the Board's exercise of independent judgment in carrying out its duties.

1.4   The Lead Director's performance will be measured against the effectiveness with which the Board functions, including satisfaction of the independent directors regarding the effective exercise by the Board of independent judgement.

1.5   The responsibilities of the Lead Director are to be carried out consistently with the principles stated in the Corporation's Code of Conduct and Ethics Policy.

1.6   The responsibilities of the Lead Director are to be carried out in conjunction and cooperation with the Board Chair. In any case where the Lead Director has a specific responsibility that overlaps or conflicts with the responsibilities of the Board Chair, the Board Chair's responsibilities are to be interpreted as being subject to the concurrence of the Lead Director.

2   Role and Responsibilities

The Lead Director has the responsibility to:

2.1   together with the Board Chair, oversee the Board's discharge of its duties;

2.2   work with the Board chair, the CEO and the Board to ensure the Corporation is building a healthy governance culture;

2.3   work with the Board Chair and management to set the agenda for each meeting of the Board and ensure the Board is provided with appropriate associated materials;

2.4   attend Committee meetings and communicate with directors between meetings, as required.

2.5   together with the Board Chair, work with the Committees of the Board to ensure they have a proper structure and appropriate assignments;

2.6   together with the Board Chair, oversee the responsibilities and functions delegated to the Committees of the Board, including, but not limited to, compensation, performance evaluations and internal control systems;

2.7   assist the Compensation Committee in monitoring and evaluating the performance of the Executive Officers as well as ensuring succession plans are in place at the senior management level.

2.8   together with the Board Chair, take steps to foster the Board's understanding of its responsibilities and boundaries with management;

2.9   chair Board meetings when the Board Chair is absent or in circumstances where the Board Chair is conflicted;

2.10   act as a leader for the independent directors;

2.11   serve as an independent contact for directors, shareholders and other stakeholders on matters when the person making contact believes it to be inappropriate to discuss the matter initially with the Board Chair or in other situations where the Board Chair is not available;

2.12   communicate with the Board Chair and CEO so that he or she is aware of concerns of the independent directors, shareholders and other stakeholders;

2.13 be available to counsel the Board Chair on matters appropriate for review in advance of discussion with the full Board;

2.14 organize and present agendas for in camera independent director meetings based on input from directors and management;

2.15 preside over in camera independent director meetings and conduct the meetings in an efficient, effective and focused manner;

2.16 oversee the distribution of information to independent directors for purposes of in camera independent directors' meetings in a manageable form, sufficiently in advance of the meeting;

2.17 brief the Board Chair on decisions reached or suggestions made at in camera independent director meetings;

2.18 perform other functions as may be reasonably requested by the Board.

